Exhibit 99.1

i-80 GOLD CORP.

and

TSX TRUST COMPANY

CONVERTIBLE DEBENTURE INDENTURE

Providing for the Issue of
Convertible Debentures

February 22, 2023

Article 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Meaning of "Outstanding"	27
1.3	Interpretation	28
1.4	Headings, etc.	28
1.5	Time of Essence	29
1.6	Monetary References	29
1.7	Invalidity, etc.	29
1.8	Language	29
1.9	Successors and Assigns	29
1.10	Severability	29
1.11	Entire Agreement	29
1.12	Benefits of Indenture	29
1.13	Applicable Law and Attornment	30
1.14	Currency of Payment	30
1.15	Non-Business Days	30
1.16	Accounting Terms	30
1.17	Calculations	30
1.18	Lawful Interest Rate	30
1.19	Schedules	31
Article 2 THE DEBENTURES		31
2.1	Form and Terms of Debentures	31
2.2	Non-Certificated Deposit	37
2.3	Execution of Debentures	39
2.4	Authentication	39
2.5	Issuance and Delivery of Debentures	40
2.6	Interim Debenture Certificates	40
2.7	Mutilation, Loss, Theft or Destruction	41
2.8	Concerning Interest	41
2.9	Rank of Debentures	41
2.10	Payments of Amounts Due on Maturity	42
2.11	Payment of Interest	42
2.12	Right to Receive Interest under the Debentures in Common Shares	43
2.13	Canadian Legend	45
2.14	U.S. Legend	46
Article 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP		48
3.1	Fully Registered Debentures	48
3.2	Transfer and Exchange of Restricted Debentures	48
3.3	Transferee Entitled to Registration	49
3.4	No Notice of Trusts	49
3.5	Registers Open for Inspection	49
3.6	Exchanges of Debentures	49
3.7	Closing of Registers	50

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(continued)

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(continued)

Page

8.7	Quarterly Reporting	79
8.8	Annual Reporting	79
8.9	Annual Certificate of Compliance	80
8.10	Corporate Policies	80
8.11	Changes to Accounting Policies	81
8.12	Common Shares Issuable upon Conversion	81
8.13	Negative Covenants	81
8.14	Withholding Matters	84
Article 9 DEFAULT		86
9.1	Events of Default	86
9.2	Notice of Events of Default	90
9.3	Waiver of Default	90
9.4	Enforcement by the Trustee or Collateral Agent	91
9.5	No Suits by Debentureholders	93
9.6	Application of Monies by Trustee	93
9.7	Notice of Payment by Trustee	94
9.8	Trustee May Demand Production of Debentures	94
9.9	Remedies Cumulative	95
9.10	Judgment Against the Company	95
9.11	Immunity of Directors, Officers and Others	95
Article 10 SATISFACTION AND DISCHARGE		95
10.1	Cancellation and Destruction	95
10.2	Non-Presentation of Debentures	95
10.3	Repayment of Unclaimed Monies	96
10.4	Discharge	96
10.5	Satisfaction	96
10.6	Continuance of Rights, Duties and Obligations	98
Article 11 COMMON SHARE INTEREST PAYMENT ELECTION		99
11.1	Common Share Interest Payment Election	99
Article 12 MEETINGS OF DEBENTUREHOLDERS		101
12.1	Right to Convene Meeting	101
12.2	Notice of Meetings	102
12.3	Chairman	103
12.4	Quorum	103
12.5	Power to Adjourn	103
12.6	Show of Hands	103
12.7	Poll	103
12.8	Voting	104
12.9	Proxies	104
12.10	Persons Entitled to Attend Meetings	105

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Page

12.11	Powers Exercisable by Extraordinary Resolution	105
12.12	Meaning of "Extraordinary Resolution"	107
12.13	Powers Cumulative	108
12.14	Minutes	108
12.15	Instruments in Writing	108
12.16	Binding Effect of Resolutions	108
12.17	Evidence of Rights Of Debentureholders	108
Article 13 NOTICES		109
13.1	Notice to Company	109
13.2	Notice to Debentureholders	109
13.3	Notice to Trustee	110
13.4	Notice to Collateral Agent	110
13.5	Mail Service Interruption	110
Article 14 CONCERNING THE TRUSTEE		110
14.1	No Conflict of Interest	110
14.2	Replacement of Trustee	110
14.3	Duties of Trustee	111
14.4	Reliance Upon Declarations, Opinions, etc.	112
14.5	Evidence and Authority to Trustee, Opinions, etc.	112
14.6	Officer's Certificates Evidence	113
14.7	Experts, Advisers and Agent	113
14.8	Trustee May Deal in Debentures	114
14.9	Trustee Not Ordinarily Bound	114
14.10	Trustee Not Required to Give Security	114
14.11	Trustee Not Bound to Act on Company's Request	115
14.12	Conditions Precedent to Trustee's Obligations to Act Hereunder	115
14.13	Limitation of Trustee Liability	115
14.14	Authority to Carry on Business	116
14.15	Compensation and Indemnity	116
14.16	Acceptance of Trust	118
14.17	Third Party Interests	118
14.18	Anti-Money Laundering	118
14.19	Privacy Laws	118
14.20	Force Majeure	119
14.21	Tax Reports	119
Article 15 SUPPLEMENTAL INDENTURES		119
15.1	Supplemental Indentures	119
Article 16 EXECUTION AND FORMAL DATE		120
16.1	Execution	120
16.2	Formal Date	120

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(continued)

Page

Schedule "A" FORM OF DEBENTURE	A-1
Schedule "B" FORM OF TRANSFER	B-1
Schedule "C" CONVERSION FORM	C-1
Schedule "D" FORM OF DECLARATION FOR REMOVAL OF LEGEND	D-1

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CONVERTIBLE DEBENTURE INDENTURE

This Indenture is made as of February 22, 2023

AMONG:

i-80 GOLD CORP., a corporation existing under the laws of the Province of British Columbia

(the "Company")

- and -

TSX TRUST COMPANY, a trust company existing under the laws of Canada

(the "Trustee")

RECITALS

The Company wishes to create and issue the Debentures (as herein defined) in the manner and subject to the terms and conditions of this Indenture;

FOR VALUE RECEIVED, the parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a)	"90% Redemption Right" has the meaning ascribed thereto in Section 2.1(h)(ii);
(b)	"Aboriginal" means any indigenous and/or aboriginal person(s), tribe(s) and/or band(s);
(c)	"Acquisition" means, with respect to any Person, any purchase or other acquisition by such Person, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (1) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person so that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the property of any other Person, or (2) any division, business, project, operation or undertaking of any other Person or of all or substantially all of the property of any division, business, project, operation or undertaking of any other Person;

(d)	"Adjustment Period" means the period commencing on the date of issue of the Debentures and ending at the Time of Expiry;
(e)	"Affiliate" has the meaning ascribed to such term in the Business Corporations Act (Ontario), as in effect on the date of this Indenture;
(f)	"Agents" means, collectively, Sprott Capital Partners, LP, CIBC World Markets Inc. and any additional agents that are invited to participate in the Offering with the consent of the Company;
(g)	"AML Legislation" means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the USA Patriot Act, and other applicable anti- money laundering, anti-terrorist financing, government sanction and "know your client" Applicable Laws, whether within Canada, in the United States or, to the extent applicable to any Group Member, elsewhere, including any regulations, guidelines or orders thereunder;
(h)	"Annual Forecast Report" means a written report in relation to a Fiscal Year with respect to each Project, to be prepared by or on behalf of the Company, including with reasonable detail:
(i)	the amount and a description of planned operating and capital expenditures, including:
(1)	the amount and a description of planned exploration expenditures, including a breakdown by exploration target;
(2)	the amount and, to the extent reasonably feasible, a description of planned development and other capital expenditures, including a breakdown of the major components thereof; and
(3)	a breakdown by sustaining and non-sustaining costs; and
(ii)	a forecast, based on the then current Mine Plan for the Project, for such Fiscal Year on a month-by-month basis and over the remaining life of the mine on a year-by-year basis of:
(1)	the estimated tonnes and grade of Minerals to be mined; and
(2)	the estimated tonnes and grade of Minerals to be processed, and expected recoveries for gold, silver and other types of marketable minerals.
(i)	"Annual Operations Report" means a written report prepared by or on behalf of the Company in relation to a Fiscal Year, which report shall include all material information pertaining to the development and operations of the Project, including the following information for such Fiscal Year:

(i)	the information required to be included in Quarterly Production Reports hereunder, except on an annualized basis for such year or as at the end of such year, as applicable;
(ii)	a statement setting out the mineral reserves and mineral resources (by category) prepared in accordance with National Instrument 43-101 (with the assumptions used, including cut-off grade, metal prices and metal recoveries) as of the end of such Fiscal Year;
(iii)	a review of the exploration, development and operating activities for such Fiscal Year, including:
(1)	the amount and a description of exploration expenditures, including a breakdown by exploration target, and variances from projected exploration expenditures, and a report on the result of exploration activities conducted during such Fiscal Year, including all geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing assaying, mineralogical, metallurgical and other similar information, including maps, charts and surveys;
(2)	the amount and a description of operating and capital expenditures (excluding exploration expenditures), including a breakdown of the major components thereof, and variances from projected operating and capital expenditures;
(3)	a report on any material issues or departures from that contemplated by the Mine Plan for the Project, as the Mine Plan existed as of the first day of such Fiscal Year; and
(4)	any actual or expected materially adverse impact on development or production or recovery of gold, whether as to quantity or timing, together with the details of the plans to resolve or mitigate such matters; and
(iv)	details of any material health or safety violations and/or material violations of any Applicable Laws, or any material non-compliance with the ICMM Guidelines, the HSEC Policy or the Anti-Corruption Policy.
(v)	The Annual Operations Report shall also contain a report on any Encumbrances placed on the Project Property during the applicable year securing amounts greater than $5,000,000 in the aggregate;
(j)	"Anti-Corruption Laws" means the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977 and all other laws, rules, and regulations of any jurisdiction applicable to any Group Member from time to time concerning or relating to bribery or corruption;

(k)	"Anti-Corruption Policy" means the anti-bribery and anti-corruption policy of the Group Members (which shall include United States Foreign Corrupt Practices Act compliance) adopted by the Board of Directors, as the same may be amended, revised, supplemented or replaced from time to time in accordance with this Indenture;
(l)	"Applicable Law" means any law (including common law and equity), any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, code, rule, regulation, Order (including any securities laws or requirements of stock exchanges and any consent, decree or administrative Order), or Authorization of a Governmental Authority in any case applicable to any specified Person, property, transaction or event, or any such Person's property or assets;
(m)	"Applicable Securities Legislation" means applicable securities laws (including rules, regulations, policies and instruments) in each of the provinces and territories of Canada;
(n)	"Associate" has the meaning ascribed to such term in the Securities Act (Ontario), as in effect on the date of this Indenture;
(o)	"Auditors of the Company" means an independent firm of chartered accountants duly appointed as auditors of the Company;
(p)	"Authenticated" means: (i) with respect to the issuance of a Debenture Certificate, one which has been duly signed by the Company and certified by the signature of an authorized signatory of the Trustee; (ii) with respect to the issuance of an Uncertificated Debenture, one in respect of which the Trustee has completed all Internal Procedures such that the particulars of such Uncertificated Debenture as required by Section 2.4 are entered in the register of holders of Debentures, and "Authenticate" and "Authentication" have the appropriate correlative meanings;
(q)	"Authorization" means any authorization, approval, consent, concession, exemption, license, lease, grant, permit, franchise, right, privilege or no-action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person's property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters;
(r)	"Automatic Redemption" has the meaning ascribed thereto in Section 4.1;
(s)	"Beneficial Holder" means any person who holds a beneficial interest in a Debenture that is represented by a Debenture Certificate or an Uncertificated Debenture registered in the name of CDS or its nominee, for the purposes of being held by or on behalf of CDS as custodian for Participants;

(t)	"Board of Directors" means the board of directors of the Company or any committee thereof;
(u)	"Business" means the development, expansion and operation of, and extraction, processing and sale of Minerals from, the Project;
(v)	"Business Day" means any day other than a Saturday, Sunday or any other day that the Trustee in Toronto, Ontario is not generally open for business;
(w)	"Capitalized Lease Obligation" means, for any Person, any payment obligation of such Person under an agreement for the lease, license or rental of, or providing such Person with the right to use, property that, in accordance with IFRS, is required to be capitalized.
(x)	"Change of Control" means: (i) any event as a result of or following which a Person or group of Persons acting jointly or in concert within the meaning of Applicable Securities Legislation, beneficially owns or exercises control or direction over an aggregate of more than 50% of the then outstanding Common Shares; or (ii) the sale or other transfer of all or substantially all of the consolidated assets of the Company, unless in each case the holders of voting securities of the Company immediately prior to such sale, merger, reorganization or other similar transaction hold securities representing 50% or more of the voting control or direction in the Company or the successor entity following the completion of such sale, merger, reorganization or other similar transaction;
(y)	"Change of Control Notice" has the meaning ascribed thereto in subsection 2.1(h)(i);
(z)	"Change of Control Offer" has the meaning ascribed thereto in subsection 2.1(h)(i);
(aa)	"Change of Control Purchase Date" has the meaning ascribed thereto in subsection 2.1(h)(i);
(bb)	"Code" means the Internal Revenue Code of 1986, as amended;
(cc)	"Collateral Agency Agreement" means that certain collateral agency agreement dated as of the date of this Agreement among the Company, the Collateral Agent, the Trustee and the Agents;
(dd)	"Collateral Agent" means TSX Trust Company, as collateral agent appointed pursuant to the Collateral Agency Agreement in respect of the Security Documents and the Transaction Guarantees;
(ee)	"Common Share Interest Conversion Price" means a conversion price equal to the greater of (x) 90% of the average closing price of the Common Shares as measured in U.S. dollars on the NYSE American during the ten (10) Business Days leading up to the relevant interest payment date, and (y) the VWAP of the Common Shares on TSX during the five trading days immediately preceding the relevant date, less the TSX permitted discount;

(ff)	"Common Share Interest Payment Election" means an election to satisfy an Interest Obligation on the applicable Interest Payment Date by the issuance of Common Shares in the manner described in the Common Share Interest Payment Election Notice;
(gg)	"Common Share Interest Payment Election Notice" means a written notice made by the Company to the Trustee and to the registered holders of Debentures specifying:
(i)	the Interest Obligation to which the election relates; and
(ii)	the number of Common Shares which will be issued to the Debentureholders to satisfy the Interest Obligation owed on the Interest Payment Date;
(hh)	"Common Shares" means the common shares in the capital of the Company, as such common shares are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, "Common Shares" shall mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;
(ii)	"Company" means i-80 Gold Corp.;
(jj)	"Completion Date" for the Project means the first day of the month following the date on which, over the previous 60 days, the Project has operated at an average rate of at least 60% of its design capacity (or at such lesser rate of production as may be specified in the Mine Plan);
(kk)	"Connection Income Taxes" means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profit Taxes.
(ll)	"Contaminant" means any substance, whether in a solid, liquid, gas, intermediate or transient state, or emission, including without limitation, (a) any organic or inorganic matter, whether animate or inanimate, micro-organism, fuel (such as petroleum or petroleum products, crude oil, natural gas, liquified natural gas or synthetic fuel); (b) any form of energy or combination of energy, including without limitation, sound, vibrations, rays, heat, radiation or plasma, (c) any odour, pollutant, contaminant, waste, hazardous substance, hazardous material, toxic substance, dangerous substance and dangerous good and (d) any container or former container of any of the foregoing;

(mm)	"Conversion Price" means the Original Conversion Price, as may be adjusted in accordance with the terms and conditions of this Indenture;
(nn)	"Conversion Shares" means the Common Shares issuable upon conversion of the Debentures at the Conversion Price in accordance with Article 6;
(oo)	"Convertible Credit Agreement Event of Default" means an "Event of Default", as such term is defined as of the date of this Indenture in the Sprott Convertible Credit Agreement and/or the Orion Convertible Credit Agreement;
(pp)	"Convertible Credit Agreements" means the Sprott Convertible Credit Agreement and/or the Orion Convertible Credit Agreement, as the context so requires;
(qq)	"Counsel" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by the Company and reasonably acceptable to the Trustee;
(rr)	"Current Market Price" of the Common Shares at any date means the 20-day VWAP ending on the seventh trading day before such date; provided further that if the Common Shares are not then listed or traded on any Stock Exchange, then the Current Market Price shall be determined by a firm of independent chartered accountants selected by the directors of the Company;
(ss)	"Current Market Price for Interest" means the 5-day VWAP immediately preceding the relevant date as measured in U.S. dollars on the NYSE American;
(tt)	"Date of Conversion" has the meaning ascribed thereto in subsection 6.4(g);
(uu)	"Debenture Certificate" means a certificate evidencing Debentures substantially in the form attached as Schedule "A" hereto;
(vv)	"Debentureholders" or "holders" means the Persons for the time being entered in the register for Debentures as registered holders of Debentures;
(ww)	"Debentures" means the secured convertible debentures issued and Authenticated hereunder and described in Section 2.1 and for the time being outstanding, whether in definitive, uncertificated or interim form;
(xx)	"Debt" means, at any time, with respect to any Person:

(i)	all obligations, including by way of overdraft and drafts or orders accepted representing extensions of credit, that would be considered to be indebtedness for borrowed money, and all obligations, whether or not with respect to the borrowing of money, that are evidenced by bonds, debentures, notes or other similar instruments;
(ii)	the face amount of all bankers' acceptances and similar instruments;
(iii)	all liabilities upon which interest charges are customarily paid by that Person, other than liabilities for Taxes;
(iv)	any capital stock of that Person, or of any Subsidiary of that Person, which capital stock, by its terms or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part;
(v)	all Capitalized Lease Obligations, synthetic lease obligations, obligations under sale-leaseback transactions and Purchase Money Obligations;
(vi)	the amount of all contingent liabilities in respect of letters of credit and similar instruments;
(vii)	accounts payable and accruals that are over one hundred twenty (120) days past due (except to the extent being contested in good faith);
(viii)	obligations under any Hedging Arrangement;
(ix)	contingent liabilities in respect of performance bonds, surety bonds and product warranties, and any other contingent liability, in each case only to the extent that the contingent liability is required by IFRS to be treated as a liability on a balance sheet of the Person contingently liable (which for greater certainty shall include all Encumbrances required to be delivered in connection with surety bonds in respect of the Project and the Plants,); and
(x)	the amount of the contingent liability under any Guarantee in any manner of all or any part of an obligation of another Person of the type included in paragraphs (i) through (ix) above; provided, for greater certainty, trade payables that do not fit the description in paragraph (vii) above shall not be considered Debt;
(yy)	"Default" means any event or condition which, upon notice, lapse of time, or both, would constitute an Event of Default;
(zz)	"Defeased Debentures" has the meaning ascribed thereto in subsection 10.6(b);

(aaa)	"Depository" or "CDS" means CDS Clearing and Depository Services Inc. and its successors in interest;
(bbb)	"Encumbrance" means any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, contractual right of set-off, consignment, lease, hypothecation, security interest, including a purchase money security interest, or other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and "Encumbrances", "Encumbrancer", "Encumber" and "Encumbered" shall have corresponding meanings;
(ccc)	"Environmental" means all components of the earth and its surrounding atmosphere and any other place or thing which at any time is the subject to any Environmental Law, including without limitation, the ambient air, all layers of the atmosphere, surface water, underground water, any land or subsurface spaces or cavities even if submerged in or under water or covered by a structure, all organic and inorganic matter, all living organisms and the interacting natural systems that include components of air, water, land, organic and inorganic matter and living organisms, and "Environment" has a similar meaning;
(ddd)	"Environmental Contamination" means any Hazardous Substance which can be shown (i) to have existed in, at, on or under any of the Project Real Property, or any part thereof, at any time, whether caused by a Group Member or any other Person and whether originating from the Project Real Property or any other property, or (ii) to be present at any other place and to have resulted in any manner whatsoever from the operation of the Business at the Project;
(eee)	"Environmental Laws" means all federal, provincial, state, municipal, county, local and other statutes, codes, ordinances, by-laws, rules, regulations, policies, guidelines, standards, judgments, orders and other authorizations, as well as common law, civil and other jurisprudence or authority, in each case domestic or foreign, having the force of law at any time relating in whole or in part to the Environment or its protection; including without limitation, those arising pursuant to or in connection with any Environmental Permit held by the Company at any time and those relating to (a) actual, proposed or potential Release, storage, generation, use, handling, manufacture, processing, packaging, labeling, recycling, destruction, transportation, import, export, treatment, sale, advertising or display of any Contaminant, (b) notification of any Person with respect to any of the foregoing, (c) preventative or remedial measures with respect to any of the foregoing and (d) any nuisance or abuse of right in connection with the Environment;
(fff)	"Environmental Notice" means any notice, letter, directive, Order, claim demand, proceeding, investigation, judgment, ruling or other communication, written or oral actual or implied, from any Governmental Authority or other Person relating to any Environmental matter involving the Company or all or any part of the Project Real Property, including without limitation, with respect to any existing or potential non- compliance with or breach of any Environmental Law;

(ggg)	"Environmental Permit" means any permit, Order, direction, certificate, approval, consent, registration, licence or other authorization of any kind issued, granted, conferred, created, required or requested at any time by any Governmental Authority or other Person in connection with the Project Real Property pursuant to or in connection with any Environmental Law;
(hhh)	"Environmental Review" means any audit, review, assessment, study or evaluation, prepared at any time by or on behalf of the Company or otherwise, related in whole or in part to Environmental matters involving any of the Company, its business or all or any part of the Project Real Property;
(iii)	"Exchange Approval" has the meaning ascribed thereto in subsection 2.12(c);
(jjj)	"Event of Default" has the meaning ascribed thereto in Section 9.1;
(kkk)	"Excluded Tax" means any of the following Taxes imposed on or with respect to any Debentureholder or required to be withheld or deducted from a payment to any Debentureholder: (a) Taxes measured by net income (however denominated) including branch profit Taxes and franchise Taxes imposed in lieu of net income Taxes, in each case, (i) imposed as a result of any Debentureholder being organized under the laws of, or having its principal office in the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes; (b) withholding Taxes to the extent that the obligation to withhold amounts existed on the date that such person became a Debentureholder under this Agreement, except in each case to the extent such person is a direct or indirect assignee of any other Debentureholder that was entitled, immediately before such assignment to such person became effective, to receive additional amounts under Section 8.14; (c) Taxes that are directly attributable to the failure (other than as a result of a change in any Requirement of Law) by any Debentureholder to deliver the documentation required to be delivered pursuant to Section 8.14; (d) any Taxes imposed under FATCA and (e) any Taxes imposed under the Tax Act that are required to be deducted or withheld in respect of any payment, to or for the benefit of such Debentureholder (A) with which the Company does not deal at arm's length (within the meaning of the Tax Act) or (B) that is a "specified shareholder" (as defined in subsection 18(5) of the Tax Act) of the Company at any relevant time or does not deal at arm's length for purposes of the Tax Act with a "specified shareholder" (as defined in subsection 18(5) of the Tax Act) of the Company at any relevant time (other than, in each case, a non-arm's length relationship that arises, or where the Debentureholder is a "specified shareholder" or does not deal at arm's length with a "specified shareholder," in connection with or as a result of the Debentureholder having executed, delivered, become a party to, performed its obligations or received a payment under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any rights under this Agreement.

(lll)	"Extraordinary Resolution" has the meaning ascribed thereto in Section 12.12;
(mmm)	"FATCA" means Sections 1471, 1472, 1473 and 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future United States Treasury Regulations promulgated thereunder and published guidance with respect thereto, any agreements entered into pursuant to Section 1471(b)(1) of the Code, any applicable intergovernmental agreements with respect thereto, and any laws, fiscal or regulatory legislation, rules, guidance notes and practices adopted by a non-U.S. jurisdiction to effect any such intergovernmental agreement.
(nnn)	"Financing Documents" means, collectively:
(i)	this Indenture;
(ii)	the Security Documents;
(iii)	the Transaction Guarantees;
(iv)	the Collateral Agency Agreement;
(v)	the subscription agreements delivered by each Debentureholder (the "Subscription Agreements"); and
(vi)	and any other agreement or document that the Company and the Trustee agree is a Financing Document;
(ooo)	"Fiscal Quarter" means each calendar quarter ending on March 31, June 30, September 30 and December 31 of each year;
(ppp)	"Fiscal Year" means the period of January 1 to December 31 of each year;
(qqq)	"Fully Registered Debentures" means Debentures registered as to both principal and interest;
(rrr)	"Gold Prepay Agreement" means the gold prepay purchase and sale agreement dated December 13, 2021 between, among others, the Company, as seller, Orion Fund III (HG) Ltd., as administrative agent and the buyers party thereto from time to time;
(sss)	"Good Industry Practice" means, in relation to any decision or undertaking, the exercise of that degree of diligence, skill, care, prudence, oversight, economy and stewardship which is commonly observed or would reasonably be expected to be observed by skilled and experienced professionals in the Canadian and U.S. mining industries engaged in the same type of undertaking under the same or similar circumstances;

(ttt)	"Governmental Authority" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange;
(uuu)	"Group Member" means, collectively, the Company, the Limited Recourse Guarantor and the Guarantor, and "Group Member" means any one of them;
(vvv)	"Guarantee" means, with respect to any Person, any direct or indirect liability, contingent or otherwise, of such Person with respect to any indebtedness, letter of credit, lease, dividend or other obligation of another, including any such obligation directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business) or discounted or sold with recourse by such Person, or in respect of which such Person is otherwise directly or indirectly liable, including any such obligation in effect guaranteed by such Person through any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain the solvency or any balance sheet or other financial condition of the obligor of such obligation (including keep-well covenants), or to make payment for any products, materials or supplies or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the lender of such obligation will be protected against loss in respect thereof. The amount of any guarantee shall be equal to the outstanding principal amount of the obligation guaranteed or such lesser amount to which the maximum exposure of the guarantor shall have been specifically limited;
(www)	"Guarantor" means Au-Reka Gold LLC, a wholly-owned Subsidiary of the Limited Recourse Guarantor;
(xxx)	"Hazardous Substance" means any Contaminants defined, regulated, listed or prohibited by Environmental Laws;
(yyy)	"Hedging Arrangement" means any interest rate, currency, equity or commodity swap, hedge, derivative, forward sale or similar arrangement;
(zzz)	"Holders Share Interest Conversion Price" means a conversion price equal to the greater of (i) the Conversion Price, (ii) the Current Market Price for Interest at the time of the conversion of such amounts owing, subject in each case to the approval of the Stock Exchanges, as applicable, or (iii) the VWAP of the Common Shares on TSX during the five trading days immediately preceding the relevant date, less the TSX permitted discount;

(aaaa)	"Holders Share Interest Election Notice" has the meaning ascribed thereto in subsection 2.12(b);
(bbbb)	"Holders Share Interest Payment Right" has the meaning ascribed thereto in subsection 2.12(a);
(cccc)	"HSEC Policy" means the integrated health, safety, environmental and community policies and operating guidelines for the Project adopted by the Board of Directors.
(dddd)	"ICMM Guidelines" means the International Council on Mining & Metals Mining Principles, as amended, supplemented or superseded from time to time;
(eeee)	"IFRS" means International Financial Reporting Standards issued by the International Accounting Standards Board;
(ffff)	"Inchoate Lien" means, with respect to any property or asset of any Person, the following liens:
(i)	any lien for taxes, assessments or governmental charges not yet due or being contested in good faith by appropriate proceedings and for which a reasonable reserve satisfactory to the Collateral Agent has been provided; and
(ii)	undetermined or inchoate liens, privileges or charges incidental to current operations which have not been filed (or are not required to be filed) pursuant to law against such Person's property or assets or which relate to obligations not due or delinquent;
(gggg)	"Indemnified Tax" means (a) any Tax other than an Excluded Tax and (b) to the extent not otherwise described in clause (a), Other Taxes.
(hhhh)	"Interest Obligation" means the obligation of the Company to pay interest on the Debentures either on the Maturity Date, or, if the Company makes a Common Share Interest Payment Obligation, the date such interest is paid in accordance with Article 11;
(iiii)	"Interest Payment Date" means the Maturity Date or such other date specified in this Indenture or a Debenture as the date on which an Interest Obligation shall become due and payable;
(jjjj)	"Interest Record Date" means the record date for the payment of interest on the Debentures which will be the Maturity Date or, if the Company makes a Common Share Interest Payment Election, the Business Day immediately before the date such interest is paid in accordance with Article 11;
(kkkk)	"Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register of Debentureholders at any time (including without limitation original issuance or registration of transfer of ownership) the minimum number of the Trustee's internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Trustee, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(llll)	"Investment" means, with respect to any Person, the making by such Person of: (1) any direct or indirect investment in or purchase or other acquisition of the securities of or an equity interest in any other Person, (2) any loan or advance to, or arrangement for the purpose of providing funds or credit to (excluding extensions of trade credit in the ordinary course of business in accordance with customary commercial terms), any other Person, or (3) any capital contribution to (whether by means of a transfer of cash or other property or any payment for property or services for the account or use of) any other Person; provided, for greater certainty, an Acquisition shall not be treated as an Investment;
(mmmm)	"Issue Date" means February 22, 2023;
(nnnn)	"Legended Securities" has the meaning ascribed thereto in Section 2.14(a);
(oooo)	"Limited Recourse Guarantor" means Premier Gold Mines USA, Inc., a wholly-owned Subsidiary of the Company;
(pppp)	"Loss" means any and all loss, liability, damage, cost, expense, charge, fine, penalty or assessment resulting from or arising out of any claim, demand, action, suit, proceedings, claim, assessment, judgement or settlement or compromise, including without limitation, all interest, damages (including, without limitation, punitive damages) and reasonable legal fees and expenses incurred in connection therewith;
(qqqq)	"Material Adverse Effect" means, individually or in the aggregate, any event, change or effect that could reasonably be expected to have a materially adverse effect on (1) the business, affairs, capitalization, assets, liabilities, results of operations, condition (financial or otherwise) of (A) the Company, (B) or the Group Members, taken as a whole, (2) the development or operation or economic viability of the Project as contemplated by the relevant Mine Plan (as in effect at the time of such event, change or effect), (3) the ability of the Company or any other Group Member to consummate the transactions contemplated by the Financing Documents or to perform their respective obligations under the Financing Documents, or (4) the rights and remedies of the Trustee under this Indenture;
(rrrr)	"Material Contracts" means (1) any Contract involving the potential expenditure by or revenue to any Group Member of more than $15,000,000 in the aggregate or in excess of $5,000,000 in any Fiscal Year (other than a Contract for Permitted Debt or an Acquisition), (2) any other Contract, the breach, loss or termination of which would, or could reasonably be expected to, be material to any of the Group Members or otherwise result in a Material Adverse Effect and (3) any other Contract, the breach, loss or termination of which would, or could reasonably be expected to, be material to the development and ongoing operation of commercial production (including commercial production transactions) of the Project or otherwise result in a Material Adverse Effect relating to the Project;

(ssss)	"Maturity Account" means an account or accounts required to be established by the Company (and which shall be maintained by and subject to the control of the Trustee) for the Debentures issued pursuant to and in accordance with this Indenture;
(tttt)	"Maturity Date" means February 22, 2027;
(uuuu)	"Maturity Date Payment" has the meaning ascribed thereto in Section 2.1(c);
(vvvv)	"Mine Plan" means the exploration, development and mine plans for the Project, as applicable, each as approved by the Board of Directors, as the same may be amended, revised, supplemented or replaced from time to time in accordance with the terms of this Indenture;
(wwww)	"Mineral Interests" means any royalty, stream, participation or production interest, or any agreements that are similar to a royalty, stream, participation or production interest agreement, in each case in respect of any Minerals;
(xxxx)	"Minerals" means any and all marketable metal bearing material in whatever form or state that is mined, produced, extracted or otherwise recovered from any Project Real Property, and including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from Project Real Property, and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including doré;
(yyyy)	"NI 62-104" means National Instrument 62-104 Take-Over Bids and Issuer Bids;
(zzzz)	"Obligations" means all indebtedness, liabilities and other obligations owed to the Debentureholders, the Collateral Agent and the Trustee hereunder or under any Financing Document, whether actual or contingent, direct or indirect, matured or not, now existing or hereafter arising;
(aaaaa)	"Offer Price" has the meaning ascribed thereto in subsection 2.1(h)(i);
(bbbbb)	"Offering" means the private placement offering by the Company of up to $65,000,000 aggregate principal amount of Debentures;
(ccccc)	"Officer's Certificate" means a certificate of the Company signed by any authorized officer or director of the Company, in their capacity as an officer or director of the Company, and not in their personal capacity;
(ddddd)	"Offtake Agreement" means the amended and restated offtake agreement dated December 13, 2021 between, among others, the purchasers thereunder and the Company, as seller, providing for, among other things, the purchase and sale of refined gold;

(eeeee)	"Order" means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Authority or other decision-making authority of competent jurisdiction;
(fffff)	"Original Conversion Price" means a conversion price of $3.38 per Conversion Share;
(ggggg)	"Orion Convertible Credit Agreement" means the convertible credit agreement with a principal amount of $50,000,000 dated December 13, 2021 among the Company, as borrower, certain Subsidiaries of the Company, OMF Fund III (F) Ltd. as administrative agent and the lenders party thereto;
(hhhhh)	"Other Connection Taxes" means, with respect to any Debentureholder, Taxes imposed as a result of a present or former connection between such Debentureholder and the jurisdiction imposing such Tax, other than any such connection arising from such Debentureholder having executed, delivered, become a party to, performed its obligations or received a payment under, received or perfected as a security interest under, engaged in any other transaction or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document.
(iiiii)	"Other Rights" means all licenses, approvals, authorizations, consents, rights (including surface rights, access rights and rights of way), privileges, concessions, unpatented mining claims or franchises held by a Group Member or required to be obtained from any Person (other than a Governmental Authority) for the development and operation of the Project, as contemplated by the Mine Plan;
(jjjjj)	"Participant" means a Person recognized by CDS as a participant in the non- certificated inventory system administered by CDS;
(kkkkk)	"Permitted Debt" means:
(i)	the Obligations;
(ii)	obligations owing under the Stream Agreement;
(iii)	obligations of the Company under the Gold Prepay Agreement;
(iv)	obligations of the Company under the Convertible Debt Agreement;
(v)	Debt of the Guarantor secured by Encumbrances permitted pursuant to clause (viii) of the definition of Permitted Encumbrances;
(vi)	obligations under Permitted Hedging Arrangements;
(vii)	Subordinated Intercompany Debt;

(viii)	deposits received from customers in the ordinary course of business;
(ix)	unsecured trade payables incurred in the ordinary course of business;
(x)	Debt in respect of surety or completion bonds, standby letters of credit or letters of guarantee securing mine closure, asset retirement and environmental reclamation obligations of the Guarantor to the extent required by Applicable Laws or a Governmental Authority;
(xi)	Guarantees by the Company of Debt of a Subsidiary that is not a Group Member, provided recourse on such Guarantee is limited to the pledge of equity of such Subsidiary held by the Company;
(xii)	Guarantees by the Limited Recourse Guarantor of Debt, provided recourse on such Guarantee does not include a pledge of equity of the Guarantor held by the Limited Recourse Guarantor;
(xiii)	Debt of the Group Members incurred for the bona fide purpose of development, operation or construction of the Project; and
(xiv)	any other Debt of any Group Member permitted in writing by the Trustee, at the direction of the Debentureholders;
(lllll)	"Permitted Encumbrances" means as of any particular time any of the following encumbrances on the Secured Assets or property intended to form part of the Secured Assets or any part thereof:
(i)	Security Interests arising from court or arbitral proceedings or any judgment rendered, claim filed or registered related thereto, provided the judgment or claim secured thereby are being contested in good faith by such Person, adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS, execution thereon has been stayed and continues to be stayed and such Security Interests do not result in an Event of Default or materially impair the operation of the business of the Guarantor or the Project;
(ii)	good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such Security Interests do not materially impair the operation of the business of the Guarantor or the Project;
(iii)	Security Interests made or incurred in the ordinary course of business to secure (A) workers' compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law, order, and public and statutory obligations, or (B) the discharge of Security Interests or claims incidental to construction and mechanics', warehouseman's, carriers' and other similar liens or construction and mechanics' and other similar Security Interests, provided such Security Interests do not materially impair the operation of the business of the Guarantor or the Project (which for greater certainty shall include all Security Interests required to be delivered in connection with surety bonds in respect of the Project);

(iv)	any development or similar agreements concerning real property of such Person or the Guarantor or the Project entered into with a Governmental Authority or public utility from time to time which do not and will not in the aggregate materially detract from the value of such property or materially impair its use in the operation of the business of such Person or the Guarantor or the Project, and which are not violated in any material respect;
(v)	any Inchoate Lien;
(vi)	such minor defects as may be revealed by an up to date plan of survey of any property and any minor registered or unregistered encumbrances, including, without limitation, easements, rights of way, encroachments, restrictive covenants, servitudes or other similar rights in land granted to or reserved by other Persons, rights of way for sewers, electric lines, telephone lines and other similar purposes, or zoning by-laws or other restrictions as to the use of real property which defects, encumbrances, easements, servitudes, rights of way and other similar rights and restrictions do not in the aggregate materially detract from the value of the said properties or materially impair their use in the operation of the business of the Guarantor or the Project;
(vii)	security or deposits given to a public utility or any Governmental Authority when required by such utility or Governmental Authority pursuant to any agreement in respect of the Project, or in the ordinary course of business;
(viii)	Security Interests securing Purchase Money Obligations and Capitalized Lease Obligations relating solely to the acquisition of mobile equipment necessary for the development, construction or operation of the Project, provided the aggregate of the debt outstanding at any time in respect of the Purchase Money Obligations and Capitalized Lease Obligations referred to in this paragraph (i) shall not exceed $35,000,000; provided such Security Interests extend only to the property clearly and individually identified as acquired or financed thereby (including the proceeds of such property) and no recourse is available to any other property of the Company;
(ix)	Security Interests for taxes, assessments or governmental charges or levies not at the time due or delinquent, provided the claims secured thereby are being contested in good faith and adequate reserves with respect thereto are maintained in accordance with IFRS and such Security Interests do not result in an Event of Default or materially impair the operation of the business of the Guarantor or the Project;

(x)	Security Interests and charges incidental to construction or current operations (including, without limitation, carrier's warehouseman's, mechanics', materialmen's and repairmen's liens) that have not at such time been filed pursuant to law or which relate to obligations not due or delinquent, provided the claims secured thereby are being contested in good faith and adequate reserves with respect thereto are maintained in accordance with IFRS and such Security Interests do not result in an Event of Default or materially impair the operation of the business of the Guarantor or the Project;
(xi)	the right reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant or permit acquired by the Guarantor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof, provided such Security Interests do not result in an Event of Default or materially impair the operation of the business of the Guarantor or the Project;
(xii)	the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Governmental Authority, and such Security Interests do not result in an Event of Default or materially impair the operation of the business of the Guarantor or the Project;
(xiii)	in respect of any unpatented mining claim included in the Project, the paramount title of the United States of America;
(xiv)	Security Interests on concentrates or minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing only the payment of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing or refining arrangement, but only insofar as such Security Interests relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and adequate reserves with respect thereto are maintained in accordance with IFRS and such Security Interests do not result in an Event of Default or materially impair the operation of the business of the Guarantor or the Project;
(xv)	Security Interests granted as credit support for Permitted Hedging Arrangements, subject to the execution of an intercreditor agreement by any hedge providers in form and substance satisfactory to the Collateral Agent, acting reasonably;
(xvi)	the royalties in respect of the Project as they exist as of the Issue Date, or as amended following the date hereof (the "Royalties");

(xvii)	Security Interests securing debt of the Company or any of the Company's subsidiaries other than the Guarantor;
(xviii)	Security Interests securing debt of the Guarantor, provided such debt and the Security Interests securing such debt is incurred in accordance with, or otherwise does not violate, this Indenture or the Security Documents;
(xix)	other Security Interests agreed to in writing by the Trustee, at the direction of the Debentureholders;

provided, however, that no Security Interest described in paragraphs (i) through (v) above shall constitute a Permitted Encumbrance if it was incurred in connection with the borrowing of money;

(mmmmm)	"Permitted Hedging Arrangements" means Hedging Arrangements of the Guarantor which have been entered into for bona fide business purposes, and not for speculative purposes, and pursuant to a hedging plan and policy as may be adopted by the Company from time to time, provided such hedging plan and policy is approved by the Collateral Agent, acting reasonably;
(nnnnn)	"Permitted Restricted Payments" means
(i)	payments of the Company under this Indenture;
(ii)	payments of the Company under the Stream Agreement;
(iii)	payments of the Company under the Gold Prepay Agreement;
(iv)	payments of the Company under the Convertible Debt Agreement;
(v)	regularly scheduled payments by a Group Member in respect of Permitted Debt regarding Purchase Money Obligations and Capitalized Lease Obligations, Debt incurred for the bona fide purpose of development, operation or construction of a project, Permitted Hedging Arrangements and other Permitted Debt permitted in accordance with this Indenture;
(vi)	payments in respect of Royalties;
(vii)	payments among Group Members; and
(viii)	required payments by the Guarantor in respect of Permitted Debt under paragraph (x) of such definition regarding reclamation obligations;
(ooooo)	"Person" includes an individual, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof or other entity (and for the purposes of the definition of "Change of Control", in addition to the foregoing, "Person" shall include any syndicate or group that would be deemed to be a "Person" under NI 62-104);

(ppppp)	"Project" means the McCoy-Cove gold project located on the Eureka- Battle Mountain Trend in Nevada and owned 100% by the Guarantor inclusive of all related mining claims and interests, fee simple and leasehold rights, water rights, buildings and installations and permits and consents necessary for the exploration, development and extraction of minerals thereat;
(qqqqq)	"Project Authorizations" means all Authorizations and Other Rights (including environmental Authorizations) necessary for (1) the development and mining operations of the Project, and (2) the ongoing operation of commercial production transactions;
(rrrrr)	"Project Costs" in respect of the Project means all capital expenditures incurred by the applicable Group Member on a consolidated basis for the purposes of developing the Project, included escalation, contingencies, initial working capital, Taxes, duties, expenditures for plant equipment, spares and other capital goods, inventory, capital expenditures required to maintain the Project at its design capacity (including repairs and replacements funded by insurance proceeds), interest during construction, financing fees and expenses and other development costs, and as the same may be amended from time to time in accordance with the terms hereof;
(sssss)	"Project Deed of Trust" means the Fee and Leasehold Deed of Trust, Assignment of Leases, Rents and Contracts, Security Agreement and Fixture Filing, in form and substance satisfactory to the Agents (acting reasonably) to be entered into by the Guarantor in favour of the Collateral Agent for the purpose of charging all of the Guarantor's present and future right, title and interest in and to the Project as collateral security for its Obligations under the Transaction Guarantee to which the Guarantor is a party;
(ttttt)	"Project Property" means all of the property, assets, undertaking, approvals, licenses, permits and rights of the Group Members in and relating to the Project, whether now owned or existing or hereafter acquired or arising, including real property, personal property and Mineral Interests, and specifically including, but not limited to: (1) the Project Real Property and Minerals; (2) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property in each case relating to the Project; (3) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and (4) all books and records of the Group Members related to any of the foregoing;
(uuuuu)	"Project Real Property" means all real property interests, all mineral claims, mineral leases and other mineral rights, concessions, patented mining claims, unpatented mining claims and interests, and all easements and surface access rights held by any Group Member relating to the Project and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Authority. "Project Real Property" shall also include any term extension, renewal, replacement, conversion or substitution of any such real property interests, mineral claims, mineral leases, mineral rights, concessions, patented mining claims, unpatented mining claims or interests, easements and surface access rights, owned or in respect of which an interest is held, directly or indirectly, by any Group Member at any time during the term of this Indenture, whether or not such ownership or interest is held continuously;

(vvvvv)	"Purchase Money Obligations" means the outstanding balance of the purchase price of real and/or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non- vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property, or any refinancing of such indebtedness or outstanding balance;
(wwwww)	"Qualified Institutional Buyer" means a "qualified institutional buyer" as such term is defined in Rule 144A under the 1933 Act;
(xxxxx)	"Qualified Institutional Buyer Letter" means letter executed by a Qualified Institutional Buyer in connection with its purchase of debenture units pursuant to the Offering under which the initial Debentures were issued;
(yyyyy)	"Quarterly Date" means March 31, June 30, September 30 and December 31 in each year.
(zzzzz)	"Quarterly Operations Report" means a written report in respect of the Project prepared by or on behalf of the Company in relation to the immediately preceding Fiscal Quarter, which report shall include all material information pertaining to the development or operations of the Project, including the following information for such Fiscal Quarter:
(i)	a review of the permitting, development or operating activities for the month and a report on any material issues, departures from, or contemplated or potential changes to the Mine Plan for the Project, as applicable;
(ii)	until the Completion Date for such Project:
(1)	a summary of the actual Project Costs incurred on a cumulative and monthly basis (including costs committed to and/or actually funded, and, if applicable, the expected time of funding);
(2)	material variances of actual Project Costs from projected Project Costs in the Construction Budget;

(3)	the percentage completion of the major elements of construction compared to the Project Schedule; and
(4)	the anticipated Completion Date; and
(iii)	details of any material health or safety violations and/or material violations of any Applicable Laws, or any material non-compliance with the ICMM Guidelines, the HSEC Policy or the Anti-Corruption Policy.

The Quarterly Operations Report shall also contain a report on any Encumbrances placed on the Project Property securing amounts greater than $5,000,000 in the aggregate.

(aaaaaa)	"Quarterly Production Report" means a written report prepared by or on behalf of the Company in relation to a Fiscal Quarter with respect to the Project that contains, for such Fiscal Quarter:
(i)	the estimated tonnes and estimated grade of Minerals mined during such Fiscal Quarter;
(ii)	the estimated tonnes and estimated grade of Minerals stockpiled during such Fiscal Quarter (and the total stockpile at the end of such month);
(iii)	the estimated tonnes and estimated grade of Minerals processed during such Fiscal Quarter and recoveries for gold, silver, and other types of marketable minerals;
(iv)	the number of ounces of gold or silver contained in Minerals sold to an offtaker and/or outturned by an applicable refinery during such Fiscal Quarter; and
(v)	the estimated number of ounces of gold or silver contained in Minerals processed as of the end of such month that have not yet been delivered to an offtaker or refinery or outturned by an applicable refinery.
(bbbbbb)	"Redemption Date" has the meaning ascribed thereto in Section 4.2;
(cccccc)	"Redemption Trigger Date" has the meaning ascribed thereto in Section 4.1;
(dddddd)	"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;
(eeeeee)	"Related Party" means, with respect to any Person (the "first named Person"), any Person that does not deal at arm's length with the first named Person or is an Associate of the first named Person and, in the case of any Group Member, includes: (1) any director, officer, employee or Associate of the Company or any of its Affiliates; (2) any Person that does not deal at arm's length with the Company or any of its Affiliates; and (3) any Person that does not deal at arm's length with, or is an Associate of, a director, officer, employee or Associate of the Company or any of its Affiliates;

(ffffff)	"Release" means releasing, depositing, placing or any similar action relevant to, defined in, judicially interpreted or identified in, any Environmental Law, in each case by any means, including without limitation, by spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, seeping, leaching, migrating, disposing, dumping, throwing, spraying, burying, abandoning or incinerating;
(gggggg)	"Remedial Order" means any Order issued, filed or imposed by any Person pursuant to any Environmental Law, including without limitation, any Order requiring any remediation or clean-up of any Contaminants or requiring that any Release or other activity be reduced, modified or eliminated;
(hhhhhh)	"Representative" means each means each director, officer, employee, agent, solicitor, accountant, professional advisor or other representative of the Trustee and any Debentureholder, as the case may be;
(iiiiii)	"Restricted Debenture" means, collectively, Restricted Physical Debentures and Restricted Uncertificated Debentures;
(jjjjjj)	"Restricted Payment" means, any payment by such Person to any other Person (1) of any dividends or any other distribution on any shares of its capital or other equity interests, (2) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any shares of its capital or other equity interests or any warrants, options or rights to acquire any such shares, (3) of any principal of, or interest or premium on, or of any amount in respect of a sinking or analogous fund or defeasance fund for, any Debt of such Person ranking in right of payment, pari passu with or subordinate to the Obligations, or (4) of any management, consulting or similar fee, or any material bonus or comparable payment, or material payment by way of gift or other gratuity, to any Related Party, unless such payment is to a director, officer or employee of the applicable Group Member in that capacity and consists of reimbursement for reasonable and ordinary course expenses related to the business of a Group Member incurred by such individual in accordance with the policies in effect governing such reimbursements;
(kkkkkk)	"Restricted Physical Debenture" means a definitive Debenture Certificate that bears the U.S. Legend;
(llllll)	"Restricted Uncertificated Debenture" means an Uncertificated Debenture that is marked to bear the U.S. Legend;
(mmmmmm)	"Secured Assets" means the property, assets, rights and undertakings of the Guarantor or the Limited Recourse Guarantor, as applicable, from time to time subject to, or intended to be subject to, the Security Interests created pursuant to the Security Documents and includes any part thereof as the context requires;

(nnnnnn)	"Security Documents" means, collectively, all security agreements, pledge agreements, deeds of trust, pledge agreements, assignments of insurance, guarantees, limited recourse guarantees and such other agreements, instruments and other documents that may at any time be reasonably required to be provided by the Guarantor or the Limited Recourse Guarantor, as applicable, to ensure that the Collateral Agent (for itself, the Trustee and the Debentureholders) has, subject only to Permitted Encumbrances, a first priority Security Interest in all of the Guarantor's present and after-acquired property and a Security Interest in all presently owned and after-acquired equity interests (whether shares, membership interests etc. and inclusive of all related rights) from time to time issued by the Guarantor to the Limited Recourse Guarantor;
(oooooo)	"Security Interest" means a mortgage, indenture, pledge, deposit by way of security, charge, hypothec, assignment by way of security, security interest, lien (whether statutory, equitable or at common law), title retention agreement, a right of set-off (if created for the purpose of directly or indirectly securing the repayment of money owed), and any other interest in property or assets, howsoever created or arising, that secures payment or performance of an obligation;
(pppppp)	"Sprott Convertible Credit Agreement" the convertible credit agreement dated December 10, 2021 entered into among the Company, as borrower, Sprott Hathaway Special Solutions Fund Master Fund LP, as administrative agent and the lenders and guarantors party thereto;
(qqqqqq)	"Stock Exchange" means: (i) the TSX; (ii) the NYSE American; (iii) if the Common Shares are not then listed on the TSX or the NYSE American, such other Canadian or United States stock exchange as may be selected by the directors of the Company for such purpose; or (iv) if the Common Shares are not then listed on any Canadian or United States stock exchange, the over-the-counter market;
(rrrrrr)	"Stream Agreement" means the purchase and sale agreement (silver) dated December 13, 2021 between, inter alios, the Company, as seller, and OMF Fund III (HG) Ltd., providing for the purchase and sale of refined silver;
(ssssss)	"Subsidiary" means a subsidiary (as such term is defined in the in the Securities Act (Ontario));
(tttttt)	"Tax Act" means the Income Tax Act (Canada), as amended;
(uuuuuu)	"Tax Returns" means all returns, declarations, reports, estimates, information returns, and statements required to be filed in respect of any Taxes, including any schedule or attachment thereto or amendment thereof;
(vvvvvv)	"Taxes" means all present and future taxes (including, for certainty, real property taxes), levies, imposts, stamp taxes, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto, and "Tax" shall have a corresponding meaning;

(wwwwww)	"this Indenture", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;
(xxxxxx)	"Time of Expiry" has the meaning ascribed thereto in subsection 2.1(f);
(yyyyyy)	"Total Offer Price" has the meaning ascribed thereto in subsection 2.1(h)(i);
(zzzzzz)	"trading day" means, with respect to the Stock Exchange, any day on which such exchange or market is open for trading or quotation;
(aaaaaaa)	"Transaction Guarantees" means the limited recourse guarantee of the Limited Recourse Guarantor and the full recourse guarantee of the Guarantor, each dated as of the date hereof and pursuant to which Obligations of the Company are guaranteed;
(bbbbbbb)	"Transaction Instruction" means a written or electronic order signed or deemed to be signed by the holder or the Depository entitled to request that one or more actions be taken, or such other form as may be reasonably acceptable to the Trustee, requesting one or more such actions to be taken in respect of an Uncertificated Debenture;
(ccccccc)	"Trustee" means TSX Trust Company, or its successor or successors for the time being as trustee hereunder;
(ddddddd)	"TSX" means the Toronto Stock Exchange;
(eeeeeee)	"Uncertificated Debenture" means any Debenture which is not evidenced by a Debenture Certificate;
(fffffff)	"Unclaimed Funds Return Date" has the meaning ascribed thereto in clause 2.1(h)(vii);
(ggggggg)	"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
(hhhhhhh)	"Unrestricted Debentures" means collectively Unrestricted Physical Debentures and Unrestricted Uncertificated Debentures;
(iiiiiii)	"Unrestricted Physical Debenture" means a definitive Debenture Certificate that does not bear the U.S. Legend;

(jjjjjjj)	"Unrestricted Uncertificated Debenture" means an Uncertificated Debenture that is not marked to bear the U.S. Legend;
(kkkkkkk)	"U.S. Legend" has the meaning ascribed thereto in Section 2.14;
(lllllll)	"U.S. Person" has the meaning set forth in Rule 902(k) of Regulation S;
(mmmmmmm)	"U.S. Purchaser" means an original purchaser of Debentures who was, at the time of purchase: (i) a person purchasing the Debentures in the United States or a U.S. Person; (ii) a person purchasing Debentures on behalf of, or for the account or benefit of, any person in the United States or a U.S. Person; (iii) a person that received an offer to purchase the Debentures while in the United States; or (iv) a person that was in the United States at the time such person's buy order was made or the subscription for the Debentures was executed or delivered;
(nnnnnnn)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
(ooooooo)	"VWAP" means the per share volume weighted average trading price of the Common Shares for the applicable consecutive day period (which must be calculated utilizing days in which the Common Shares actually trade) on the applicable Stock Exchange as reported by Bloomberg L.P.; and
(ppppppp)	"Written Direction of the Company" means an instrument in writing signed by any one officer or director of the Company.
1.2	Meaning of "Outstanding"

Every Debenture that is Authenticated and delivered or electronically deposited by the Trustee shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Trustee for cancellation, conversion or redemption for monies and/or Conversion Shares, as the case may be, or the payment thereof shall have been set aside under Section 10.2, provided that:

(a)	Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;
(b)	when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and
(c)	for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Company or any of its Subsidiaries shall be disregarded except that:

(i)	for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Trustee knows are so owned shall be so disregarded; and
(ii)	Debentures so owned which have been pledged in good faith other than to the Company shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Company or a Subsidiary of the Company.
1.3	Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;
(b)	all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;
(c)	all references to Sections refer, unless otherwise specified, to Sections, subsections or clauses of this Indenture;
(d)	words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them;
(e)	reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;
(f)	unless otherwise indicated, reference to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time; and
(g)	unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated by including the day on which the period commences and excluding the day on which the period ends.
1.4	Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5	Time of Essence

Time shall be of the essence of this Indenture.

1.6	Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of the United States unless otherwise expressed.

1.7	Invalidity, etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.8	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as Schedule "A", be drawn up in the English language only.

1.9	Successors and Assigns

All covenants and agreements of the Company in this Indenture and the Debentures shall bind its successors and assigns, whether so expressed or not. All covenants and agreements of the Trustee in this Indenture shall bind its successors.

1.10	Severability

In case any provision in this Indenture or in the Debentures shall be invalid, illegal or unenforceable, such provision shall be deemed to be severed herefrom or therefrom and the validity, legality and enforceability of the remaining provisions shall not in any way be affected, prejudiced or impaired thereby.

1.11	Entire Agreement

This Indenture and all supplemental indentures and Schedules hereto and thereto, and the Debentures issued hereunder and thereunder, together constitute the entire agreement between the parties hereto with respect to the indebtedness created hereunder and thereunder and under the Debentures and supersedes as of the date hereof all prior memoranda, agreements, negotiations, discussions and term sheets, whether oral or written, with respect to the indebtedness created hereunder or thereunder and under the Debentures.

1.12	Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures, and the holders of Common Shares, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.13	Applicable Law and Attornment

This Indenture, any supplemental indenture and the Debentures shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts and with respect to any suit, action or proceedings relating to this Indenture, any supplemental indenture or any Debenture, the Company, the Trustee and each holder irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.14	Currency of Payment

Unless otherwise indicated in a supplemental indenture with respect to any particular series of Debentures, all payments to be made under this Indenture or a supplemental indenture shall be made in United States dollars.

1.15	Non-Business Days

Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other action shall be taken, as the case may be, unless otherwise specifically provided herein, on or as of the next succeeding Business Day without any additional interest, cost or charge to the Company.

1.16	Accounting Terms

Except as hereinafter provided or as otherwise indicated in this Indenture, all calculations required or permitted to be made hereunder pursuant to the terms of this Indenture shall be made in accordance with IFRS. For greater certainty, IFRS shall include any accounting standards that may from time to time be approved for general application by the Canadian Institute of Chartered Accountants.

1.17	Calculations

The Company shall be responsible for making all calculations called for hereunder including, without limitation, calculations of the Conversion Price, the Current Market Price and the Current Market Price for Interest. The Company shall make such calculations in good faith and, absent manifest error, the Company's calculations shall be final and binding on holders and the Trustee. The Company will provide a schedule of its calculations to the Trustee and the Trustee shall be entitled to rely conclusively on the accuracy of such calculations without independent verification.

1.18	Lawful Interest Rate

In the event that for any reason the interest rates and other charges or amounts payable under this Indenture or any Financing Document are found to exceed the limit allowed under applicable law, as determined by a court of competent jurisdiction, the obligation to pay any such interest, other charges or amounts shall automatically be reduced to such limit and any amounts paid in excess of such limit shall be refunded. Without limiting the generality of the foregoing, in no event will the aggregate "interest" (as defined in Section 347 of the Criminal Code (Canada)) payable under this Indenture or any Financing Document exceed the maximum effective annual rate of interest on the "credit advanced" (as defined in that Section 347) permitted under that Section and, if any payment, collection or demand pursuant to this Indenture or any Financing Document in respect of such "interest" (as defined in that Section 347) is determined to be contrary to the provisions of that Section 347, such payment, collection or demand to the extent it exceeds the amount permitted by the highest lawful rate permitted by applicable law (the "Excess") will be deemed to have been made by mistake of the Company and the amount of such Excess payment or collection will be refunded to the Company. For purposes of this Indenture or any Financing Document, the effective annual rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the term of the obligation on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Trustee will be prima facie evidence, for the purposes of such determination.

1.19	Schedules
(a)	The following Schedules are incorporated into and form part of this Indenture:

Schedule "A"- Form of Debenture

Schedule "B"- Form of Transfer

Schedule "C"- Form of Notice of Conversion

Schedule "D"- Form of Declaration for Removal of Legend

Schedule "C" - Holders Share Interest Election Notice

(b)	In the event of any inconsistency between the provisions of any Section of this Indenture and the provisions of the Schedules which form a part hereof, the provisions of this Indenture shall prevail to the extent of the inconsistency.

Article 2
THE DEBENTURES

2.1	Form and Terms of Debentures
(a)	The Debentures authorized for issue and which may be Authenticated and delivered under this Indenture are limited to an aggregate principal amount of up to $65,000,000, may only be issued upon and subject to the conditions and limitations set forth herein and shall be designated as "8.00% Secured Convertible Debentures due 2027".

(b)	The Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000. Each Debenture and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule "A", with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Board of Directors executing such Debenture in accordance with Section 2.3, as conclusively evidenced by their execution of a Debenture. Each Debenture shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, a Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the Board of Directors, including as Uncertificated Debentures in accordance with Section 2.2, or as specified in an Officer's Certificate.

The Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Debentures shall be issued in the form of definitive Debenture Certificates or as Uncertificated Debentures (unless a U.S. Legend applies), and shall bear the U.S. Legend, if applicable.

(c)	The Debentures shall be dated as of the Issue Date and shall mature on the Maturity Date. Subject to the terms and conditions hereof, the outstanding principal amount of the Debentures shall be repaid by the Company to the Debentureholders on the Maturity Date, together with all accrued and unpaid interest on the outstanding principal (the "Maturity Date Payment").
(d)	The Debentures shall bear interest from and including the Issue Date at the rate of 8.00% per annum (based on a year of 365 days), which shall be capitalized quarterly (on each Quarterly Date and commencing on March 31, 2023) and payable on the Maturity Date; provided that, in the event of an Event of Default, interest shall accrue at rate of 10.50%, capitalized quarterly. For the avoidance of doubt, no cash interest payments are payable until the Maturity Date. Any payment required to be made on any day that is not a Business Day will be made on the next succeeding Business Day.
(e)	Upon and subject to the provisions and conditions of Article 11 and provided no Event of Default has occurred and is continuing, the Company may elect, subject to applicable regulatory approval and Applicable Securities Legislation, to satisfy all or part of the Interest Obligation on the Debentures on any Interest Payment Date (including, for greater certainty, following conversion or upon maturity or redemption) by delivering Common Shares to the Trustee.

(f)	In accordance with and subject to the provisions and conditions of Article 6 and Section 3.7, the holder of each Debenture shall have the right at such holder's option, at any time and from time to time following the Issue Date and prior to 5:00 p.m. (Eastern time) on the earlier of: (i) the Business Day immediately preceding the Maturity Date (the "Time of Expiry"); (ii) if subject to repurchase in accordance with the terms hereof, on the last Business Day immediately preceding the payment date applicable to such repurchase; and (iii) the date of repayment in full of the aggregate principal amount of Debentures and all accrued and unpaid interest thereon, subject to the satisfaction of certain conditions set forth herein, to convert all or any portion, being at a minimum $1,000 or an integral multiple thereof, of the principal amount Debentures into Conversion Shares at the Conversion Price in effect on the Date of Conversion.

The Conversion Price in effect on the date hereof for each Conversion Share to be issued upon the conversion of Debentures shall be the Original Conversion Price. No fractional Conversion Shares will be issued and such fractions will be rounded down to the nearest whole Conversion Share without the payment of any compensation to the holder. The Conversion Price is subject to adjustment pursuant to the provisions of Section 6.5.

Debentureholders converting their Debentures will receive, in addition to the applicable number of Conversion Shares, accrued and unpaid interest (less any taxes required to be deducted from such interest) in respect of the Debentures surrendered for conversion up to but excluding the Date of Conversion from, and including, the Issue Date.

The Conversion Price will not be adjusted for accrued interest.

A Debenture in respect of which a holder has accepted a Change of Control Offer pursuant to the provisions of subsection 2.1(h) may be surrendered for conversion only if such acceptance is withdrawn in accordance with this Indenture.

(g)	Upon and subject to the provisions and conditions of Section 2.12, the Debentureholders shall have the option to elect to convert all or any portion of the accrued and unpaid interest, including, for greater certainty, any interest earned on interest previously accrued and added to the outstanding principal amount of Debentures, into Common Shares at the Holders Share Interest Conversion Price.
(h)	If after 120 days after the Issue Date and prior to the Maturity Date, the VWAP of the Common Shares as measured in U.S. dollars on the NYSE American equals or exceeds 150% of the Conversion Price (as adjusted in accordance with Section 6.5) for 20 consecutive trading days, the Company shall have right to convert all but not less than all of the principal amount of the Debentures and subject to the approval of the TSX or any applicable Stock Exchange, all accrued and unpaid interest on the Debentures (including, for greater certainty, any interest earned on interest previously capitalized and added to the principal amount pursuant to Section 2.1(d); provided, however, that such conversion price of the accrued and unpaid interest must not be less than the VWAP of the Common Shares on the TSX during the five trading days immediately preceding the relevant date, less the TSX permitted discount), converted into Common Shares at the Conversion Price, upon providing a written notice to the Trustee in accordance with this Indenture (the "Forced Conversion Notice"). In the event that the Company exercises its right to force conversion, the effective date of the conversion of the Debentures (the "Forced Conversion Date") shall be the date stipulated in the Forced Conversion Notice (such date to be no later than three Business Days after the date of the Forced Conversion Notice), and upon such Forced Conversion Date: (i) all of the principal amount of the Debentures and all accrued and unpaid interest thereon (less any tax required by law to be deducted or withheld) shall be converted into Common Shares at the then-applicable Conversion Price; and (ii) the Debentureholders shall be entered in the books of the Company as at the Forced Conversion Date as the holders of the number of Common Shares, as applicable, into which the initial Debentures held by them are convertible. In connection with a Change of Control, and subject to the provisions and conditions of this subsection 2.1(h), the Company shall be obligated to offer to purchase all of the Debentures then outstanding. The terms and conditions of such obligation are set forth below:

(i)	Not less than 30 days following the occurrence of a Change of Control, the Company shall deliver to the Trustee, and the Trustee shall promptly deliver to the holders of the Debentures, a notice stating that there has been a Change of Control and specifying the date on which such Change of Control occurred and the circumstances or events giving rise to such Change of Control (a "Change of Control Notice"), accompanied by an Officer's Certificate of the Company setting forth details of the VWAP calculation, together with a cash offer in writing (the "Change of Control Offer") to purchase on the Change of Control Purchase Date (as defined below), all (or any portion actually tendered to such offer) of the Debentures then outstanding from the holders thereof made in accordance with the requirements of Applicable Securities Legislation at a price equal to 104% of the principal amount of the Debenture (the "Offer Price") plus accrued and unpaid interest on such Debentures up to, and including, the Change of Control Purchase Date (collectively, the "Total Offer Price").

The "Change of Control Purchase Date" shall be the date that is 30 Business Days after the date that the Change of Control Notice and Change of Control Offer are delivered to holders of Debentures. Subject to Applicable Securities Legislation and Stock Exchange requirements, the Company shall have no obligation to file or prepare any registration statement, prospectus or similar document in order to permit any Debentureholder to exercise such right.

(ii)	If 90% or more in aggregate principal amount of Debentures outstanding, calculated on the date the Company provides the Change of Control Notice to holders of the Debentures, have been surrendered for purchase pursuant to the Change of Control Offer on the expiration thereof, the Company has the right upon written notice provided to the Trustee within 10 Business Days following the expiration of the Change of Control Offer, to redeem all the Debentures remaining outstanding on the expiration of the Change of Control Offer at the Total Offer Price as at the Change of Control Purchase Date (the "90% Redemption Right").

(iii)	Upon receipt of notice that the Company has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Debentures, the Trustee shall promptly provide written notice, such form of notice to be provided to it by the Company, to each Debentureholder that did not previously accept the Change of Control Offer that:
(A)	the Company has exercised the 90% Redemption Right and is purchasing all outstanding Debentures as of the expiry of the Change of Control Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price as at the Change of Control Purchase Date;
(B)	each such holder must surrender their Debentures to the Trustee on the same terms as those holders that accepted the Change of Control Offer and must send their respective Debentures, duly endorsed for transfer, to the Trustee within 10 days after the sending of such notice; and
(C)	the rights of such holder under the terms of the Debentures and this Indenture cease to be effective as of the date of expiry of the Change of Control Offer provided the Company has, on or before the time of notifying the Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Trustee and thereafter the Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's aggregate Total Offer Price upon surrender and delivery of such holder's Debentures in accordance with the Indenture.
(iv)	The Company shall, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Change of Control Purchase Date, deposit with the Trustee or any paying agent to the order of the Trustee by wire transfer, such sums of money as may be sufficient to pay the aggregate Total Offer Price of the Debentures to be purchased or redeemed by the Company on the Change of Control Purchase Date. The Company shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such purchase. Every such deposit shall be irrevocable. From the sums so deposited, in respect of the aggregate Total Offer Price, the Trustee shall pay or cause to be paid to the holders of such Debentures, the Total Offer Price to which they are entitled (less any tax required by law to be deducted in respect of accrued and unpaid interest).

(v)	In the event that one or more of such Debentures being purchased in accordance with this subsection 2.1(h) becomes subject to purchase in part only, upon surrender of such Debentures for payment of the Total Offer Price, the Company shall execute and the Trustee shall Authenticate and deliver without charge to the holder thereof or upon the holder's order, one or more new Debentures for the portion of the principal amount of the Debentures not purchased.
(vi)	Debentures for which holders have accepted the Change of Control Offer and Debentures which the Company has elected to redeem in accordance with this subsection 2.1(h) shall become due and payable at the Total Offer Price on the Change of Control Purchase Date, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after the Change of Control Purchase Date, if the money necessary to purchase or redeem the Debentures shall have been deposited as provided in this subsection 2.1(h) and affidavits or other proofs satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.
(vii)	In case the holder of any Debenture to be purchased or redeemed in accordance with this subsection 2.1(h) shall fail on or before the Change of Control Purchase Date to so surrender such holder's Debenture or shall not within such time accept payment of the monies payable or give such receipt therefor, if any, as the Trustee may require, such monies may be set aside in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited upon surrender and delivery of such holder's Debenture. In the event that any money required to be deposited hereunder with the Trustee or any depository or paying agent on account of the principal and/or the interest (if any) on Debentures issued hereunder shall remain so deposited for a period of four years from the Change of Control Purchase Date, then, subject to any applicable law regarding unclaimed property, such monies together with any accumulated interest thereon, or any distributions paid thereon, shall at the end of such period be paid over or delivered over by the Trustee or such depository or paying agent to the Company upon the Company's request and the Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Trustee will pay any remaining funds deposited hereunder on that date which is four years after the Change of Control Purchase Date (the "Unclaimed Funds Return Date") to the Company upon receipt from the Company of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds.

(viii)	Subject to the provisions above related to Debentures purchased in part, all Debentures redeemed and paid under this subsection 2.1(h) shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution therefor.
2.2	Non-Certificated Deposit
(a)	Subject to the provisions hereof, at the Company's option, Debentures may be issued and registered in the name of CDS or its nominee and:
(i)	the deposit of which may be confirmed electronically by the Trustee to a particular Participant through CDS; and
(ii)	shall be identified by a specific CUSIP/ISIN as requested by the Company from CDS to identify each specific series of Debentures.
(b)	If the Company issues Debentures in a non-certificated format, Beneficial Holders of such Debentures registered and deposited with CDS shall not receive Debenture Certificates in definitive form and shall not be considered owners or holders thereof under this Indenture or any supplemental indenture. Beneficial interests in Debentures registered and deposited with CDS will be represented only through the non-certificated inventory system administered by CDS. Transfers of Debentures registered and deposited with CDS between Participants shall occur in accordance with the rules and procedures of CDS. Neither the Company nor the Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS or its nominee, on account of the beneficial interests in Debentures registered and deposited with CDS. Nothing herein shall prevent the Beneficial Holders of Debentures registered and deposited with CDS from voting such Debentures using duly executed voting instruction forms.
(c)	All references herein to actions by, notices given or payments made to Debentureholders shall, where the Debentures are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the Participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or the direction of the Debentureholders evidencing a specified percentage of the aggregate Debentures outstanding, such direction or consent may be given by Beneficial Holders acting through CDS and the Participants owning Debentures evidencing the requisite percentage of the Debentures. The rights of a Beneficial Holder whose Debentures are held in CDS through Participants shall be established by law and agreements between such holders and CDS and the Participants upon instructions from the Participants. Each of the Trustee and the Company may deal with CDS for all purposes (including the making of payments for principal or interest) as the authorized representative of the respective Debentures and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(d)	For so long as the Debentures are held through CDS, if any notice or other communication is required to be given to Debentureholders, the Trustee will give such notices and communications to CDS in accordance with Section 13.2.
(e)	If CDS resigns or is removed from its responsibility as Depository and the Company is unable or does not wish to locate a qualified successor, CDS shall provide the Trustee with instructions for registration of the Debentures in the names and in the amounts specified by CDS and the Company shall issue and the Trustee shall Authenticate and deliver the aggregate principal amount of Debentures then outstanding in the form of definitive Debentures Certificates representing such Debentures.
(f)	The rights of Beneficial Holders who hold securities entitlements in respect of the Debentures through non-certificated inventory system administered by CDS shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and the Beneficial Holders who hold securities entitlements in respect of the Debentures through the non-certificated inventory system administered by CDS, and such rights must be exercised through a Participant in accordance with the rules and procedures of the Depository.
(g)	Notwithstanding anything herein to the contrary, none of the Company nor the Trustee nor any agent thereof shall have any responsibility or liability for:
(i)	the electronic records maintained by the Depository relating to any ownership interests or other interests in the Debentures or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any Person in any Debenture represented by an electronic position in the non-certificated inventory system administered by CDS (other than the Depository or its nominee);
(ii)	for maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest; or
(iii)	any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant.

2.3	Execution of Debentures

All Debenture Certificates shall be signed (either manually or by facsimile or other electronic signature) by any one authorized director or officer of the Company holding office at the time of signing. A facsimile or electronic signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the Person whose signature it purports to be. Notwithstanding the foregoing, if any Person whose signature, either manual or in facsimile or electronic form, appears on a Debenture as a director or officer no longer holds such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon and enforceable against the Company and entitled to the benefits of this Indenture.

2.4	Authentication
(a)	No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been Authenticated by or on behalf of the Trustee substantially in the form set out in this Indenture, in a relevant supplemental indenture, or in some other form approved by the Trustee. Such Authentication on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid and binding obligation of the Company enforceable against the Company and the holder is entitled to the benefits hereof.
(b)	The Authentication of the Trustee of the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The Authentication of the Trustee on the Debentures or interim Debentures shall, however, be a representation and warranty by the Trustee that the Debentures or interim Debentures have been duly Authenticated by or on behalf of the Trustee pursuant to the provisions of this Indenture.
(c)	The Trustee shall Authenticate Uncertificated Debentures (whether upon original issuance, exchange, registration of transfer or otherwise) by completing its Internal Procedures and the Company shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Debentures hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Debentures with respect to which this Indenture requires the Trustee to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Debentures are binding on the Company.
(d)	The Trustee will Authenticate Debentures upon the Written Direction of the Company.

2.5	Issuance and Delivery of Debentures

In Authenticating the Debentures, the Trustee shall be entitled to receive and shall be fully protected in relying and acting upon, unless and until such documents have been superseded or revoked:

(a)	a Written Direction of the Company requesting certification and delivery of such Debentures and setting forth delivery instructions
(b)	an opinion of Counsel to the Company addressed to the Trustee, in form and substance satisfactory to the Trustee, acting reasonably, to the effect that all legal requirements imposed by this Indenture or by law in connection with the proposed issue of Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and
(c)	an Officer's Certificate certifying that the Company is not in default under this Indenture, that the terms and conditions for the certification and delivery of the Debentures, have been complied with subject to the delivery of any documents or instruments specified in such Officer's Certificate and that no Event of Default exists or will exist upon such certification and delivery.
2.6	Interim Debenture Certificates

Pending the delivery of definitive Debentures of any series to the Trustee, the Company may issue and the Trustee may Authenticate in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or the Company may execute and the Trustee may Authenticate a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Trustee and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Company and the Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and Authenticated, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debenture Certificates, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Company shall have delivered the definitive Debenture Certificates to the Trustee, the Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debenture Certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Company to the holders of such interim or temporary Debentures Certificates for the exchange thereof.

2.7	Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Company, in its discretion, may issue, and thereupon the Trustee shall Authenticate and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Company and to the Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to each of them in their discretion and shall also furnish an indemnity and surety bond satisfactory to each of them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.8	Concerning Interest
(a)	Except as may otherwise be provided in this Indenture or in a Written Direction of the Company and subject to Section 2.1(d) with respect to the calculation of interest in respect of the initial interest payment to be paid on the Debentures, all Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest from and including the Issue Date to and excluding the Interest Payment Date.
(b)	Unless otherwise specifically provided in the terms of the Debentures, interest shall be computed on the basis of a year of 365 days. With respect to any series of Debentures, whenever interest is computed on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.
2.9	Rank of Debentures

The indebtedness, liabilities and obligations of the Company under this Indenture and under the Debentures, are its direct, senior unsecured obligations of the Company ranking pari passu with all other current and future senior unsecured debt and other liabilities of the Company. The indebtedness, liabilities and obligations of the Company under this Indenture and under the Debentures will be guaranteed by the Limited Recourse Guarantor with recourse limited to a pledge of all present and future shares issued by the Guarantor. The indebtedness, liabilities and obligations of the Company under this Indenture and under the Debentures will be guaranteed by the Guarantor on a full recourse basis, and such guarantee shall be secured by a first ranking security interest in and to all of the Guarantor's present and future real and personal property, including the Project.

2.10	Payments of Amounts Due on Maturity

Payments of amounts due upon maturity of the Debentures will be made in the following manner. The Company will establish and maintain with the Trustee a Maturity Account for each series of Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture. On or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to each Maturity Date for Debentures outstanding from time to time under this Indenture, the Company will deliver to the Trustee a wire transfer for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (including the Maturity Date Payment together with any accrued and unpaid interest thereon less any tax required by law to be deducted). The Trustee, on behalf of the Company, will pay to each holder entitled to receive payment of the principal and the interest (if any) on the Debenture, upon surrender of the Debenture at the Toronto office of the Trustee designated for such purpose from time to time by the Company and the Trustee. The delivery of such funds to the Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Company for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled.

For greater certainty, it is acknowledged and agreed that under no circumstances will the Trustee be responsible for any tax withholding which may be required in connection with the Debentures. It is further acknowledged and agreed that any tax withholding in connection with the Uncertificated Debentures will be done by Participants of CDS, in accordance with their customary practices and procedures.

2.11	Payment of Interest

As interest becomes due on each Debenture (except, subject to certain exceptions set forth herein including conversion, when interest may at the option of the Company be paid upon surrender of such Debenture), the Company, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Trustee at the close of business on the applicable Interest Record Date and addressed to the holder at the holder's last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Trustee must receive confirmation of receipt of funds prior to being able to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the Interest Payment Date. The Trustee shall only mail in advance of any Interest Payment Date if it is already in clear receipt of the funds which it is forwarding. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Company will issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Company is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Company may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above.

In respect of Uncertificated Debentures, all payments of cash interest shall be made by wire funds transfers made payable: (i) to the Depository or its nominee, unless the Company and CDS otherwise agree; or (ii) if the Company wishes to have the Trustee act as interest paying agent, to the Trustee by no later than 11:00 a.m. on the Business Day prior to the Interest Payment Date for subsequent payment to the Depositary for payment to Beneficial Holders of the applicable Uncertificated Debenture via its participants. None of the Company, the Trustee or any agent of the Trustee for any Debenture issued as an Uncertificated Debenture will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Uncertificated Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

For greater certainty, it is acknowledged and agreed that under no circumstances will the Trustee be responsible for any tax withholding which may be required in connection with the Debentures. It is further acknowledged and agreed that any tax withholding in connection with the Uncertificated Debentures will be done by Participants of CDS, in accordance with their customary practices and procedures.

2.12	Right to Receive Interest under the Debentures in Common Shares
(a)	A Debentureholder may, at its option, elect to receive Common Shares for all (and not less than all) of the interest (the "Holders Share Interest Payment Right") by delivering to the Corporation a Holders Share Interest Election Notice (as hereinafter defined) confirming its election to receive Common Shares for the interest. In the absence of a Holders Share Interest Election Notice from a Debentureholder, all interest will be paid in cash on the basis set forth herein.
(b)	The Debentureholder shall exercise the Holders Share Interest Payment Right by so specifying in a notice (the "Holders Share Interest Election Notice") in substantially the form of Schedule "B", which shall be delivered to the Company not less than 15 days prior to the Interest Payment Date.
(c)	If a Debentureholder delivers a Holders Share Interest Election Notice, the Debentureholders shall be deemed to have granted an extension of the payment of the interest for a period of 10 Business Days from the Interest Payment Date whether or not the Common Shares issuable pursuant to the Holders Share Interest Payment Right are issued. The Company shall, if required by the policies of the TSX, make application to the TSX (or such other exchange on which the Common Shares may be listed from time to time) for approval (which may be conditional) of the issue of the Common Shares to be issued under the Holders Share Interest Payment Right (the "Exchange Approval").

(d)	Upon written request by the Company, a Debentureholder shall provide such evidence as may be required by the Company that qualifies the Debentureholder pursuant to an exemption from the prospectus and registration requirements under Applicable Securities Legislation to purchase the Common Shares to be issued pursuant to the Holders Share Interest Payment Right.
(e)	The issue of the Common Shares pursuant to the Holders Share Interest Payment Right shall be conditional upon the following conditions being met:
(i)	receipt by the Company of the Exchange Approval;
(ii)	the Common Shares to be issued pursuant to the Holders Share Interest Payment Right shall be exempt from the prospectus requirements of, or qualified for distribution under, Applicable Securities Legislation and payment in Common Shares shall not violate the registration requirements of Applicable Securities Legislation and the Debentureholder shall have provided at the Company's written request, such evidence as may be required by the Company that qualifies the Debentureholder pursuant to an exemption from the prospectus and registration requirements under Applicable Securities Legislation to purchase the Common Shares to be issued pursuant to the Holders Share Interest Payment Right;
(iii)	the listing of such additional Common Shares on each stock exchange on which the Common Shares are then listed;
(iv)	no Event of Default shall have occurred and be continuing; and
(v)	the receipt by the Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth (A) the number of Common Shares to be issued and delivered pursuant to the Holders Share Interest Payment Right, (B) the amount of interest payable on such Interest Payment Date, and (C) the Holders Share Interest Conversion Price used for calculating the number of Common Shares to be issued and delivered to Debentureholders pursuant to the Holders Share Interest Payment Right.
(f)	In the event that the Debentureholder elects to convert the Debentures into Common Shares in accordance with Article 6, the Debentureholder may elect to receive accrued and unpaid interest on the principal amount of the Debentures payable in Common Shares rather than cash by providing the Holders Share Interest Election Notice to the Trustee at the same time as the Conversion Notice and other documents required to convert the Debentures into Conversion Shares pursuant to Article 6. All other terms of this Section 2.12 shall remain the same.

(g)	The Company will at all times use commercially reasonable best efforts to satisfy the foregoing conditions. If the foregoing conditions are not satisfied prior to the close of business on the Business Day immediately prior to the 10th Business Day from the Interest Payment Date, the Company shall pay the interest in accordance with Section 2.10 in cash.
(h)	The Company will not issue fractional Common Shares pursuant to the Holders Share Interest Payment Right.
(i)	A Debentureholder shall be treated as the holder of record of the Common Shares issued pursuant to the Holders Share Interest Payment Right effective immediately after the close of business on the Interest Payment Date and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including dividends or distributions in kind) thereon and arising thereafter.
(j)	Each certificate representing Common Shares issued in payment of accrued interest on Debentures shall bear the legend(s) as set forth in Section 2.13 and, if applicable, Section 2.14.
2.13	Canadian Legend

The certificates or other instruments representing the Debentures, and the certificates representing any Conversion Shares issued upon conversion of such Debentures (including any Common Shares issued for any interest payable on the Debentures), if issued prior to the expiration of the applicable hold period, will bear the following legend in accordance with Applicable Securities Legislation:

"UNLESS PERMITTED BY SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 23, 2023."

and, in addition, certificates representing any Conversion Shares issued upon conversion of Debentures, if issued prior to the expiration of the applicable hold period, will bear the following legend in accordance with Applicable Securities Legislation:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

2.14	U.S. Legend
(a)	The Debentures and the Conversion Shares issuable upon conversion thereof (including any Common Shares issued for any interest payable on the Debentures) have not been and will not be registered under the U.S. Securities Act or any state securities laws. To the extent that Debentures are issued to U.S. Purchasers, such Debentures and all Conversion Shares issuable on conversion thereof (together, the "Legended Securities") shall bear the following legend (the "U.S. Legend") until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or state securities laws:

"THE SECURITIES REPRESENTED HEREBY [IN THE CASE OF DEBENTURES: AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF i-80 GOLD CORP. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144 THEREUNDER, IF AVAILABLE OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN BOTH CASES, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR SUCH OTHER EVIDENCE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

provided, that if such Legended Securities are being transferred in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and subject to the expiry of any hold or restricted period under Canadian securities laws, the above legend may be removed or such securities transferred to an unrestricted CUSIP by providing a declaration to the transfer agent for the applicable securities to the following effect (or as the Company may prescribe from time to time) (together with any other evidence required by the transfer agent for the applicable securities, which may, without limitation, include an opinion of counsel of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under the applicable requirements of the U.S. Securities Act):

"The undersigned (a) acknowledges that the sale of ________________________ of i-80 Gold Corp. (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) the undersigned is not an "affiliate" (as that term is defined in Rule 405 under the U.S. Securities Act) of the Corporation (other than an officer or director of the Corporation who is an affiliate solely by virtue of holding such position), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act."

(b)	The parties hereto hereby acknowledge and agree that the Legended Securities (which includes securities represented by a restricted CUSIP) may not be reoffered, or resold, pledged or otherwise transferred except: (i) to the Company; (ii) outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations; (iii) in compliance with the exemption from registration under the U.S. Securities Act provided by (A) Rule 144 under the U.S. Securities Act, if available, or Rule 144A under the U.S. Securities Act, if available, and in each case in accordance with applicable state securities laws; or (iv) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws.
(c)	If required by the U.S. Securities Act or any applicable state securities laws, certificates representing Debentures issued pursuant to transfers of Debentures shall bear the legend set forth in Section 2.14(a) above and the Company will provide direction to the Trustee to affix such legends to the applicable Debenture Certificates.

(d)	Notwithstanding Section 2.14(a), to the extent that any Qualified Institutional Buyer acquires the initial Debentures pursuant to the Offering and has duly executed and delivered a Qualified Institutional Buyer Letter, such initial Debentures shall be included in the Unrestricted Debentures, and any Conversion Shares issued to such Qualified Institutional Buyer upon conversion of such initial Debentures shall neither be required to be issued under a restricted CUSIP nor bear a U.S. Legend.

Article 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1	Fully Registered Debentures
(a)	With respect to Debentures issuable as Fully Registered Debentures, the Company shall cause to be kept by and at the principal offices of the Trustee in Toronto, Ontario and by the Trustee or such other registrar as the Company, with the approval of the Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures of such series or as the Company may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Trustee or other registrar unless a new Debenture shall be issued upon such transfer.
(b)	No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in subsection 3.1(a) by the registered holder or such holder's executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Trustee upon compliance with such other reasonable requirements as the Trustee or other registrar may prescribe, or unless the name of the transferee shall have been noted on the Debenture by the Trustee or other registrar.
3.2	Transfer and Exchange of Restricted Debentures
(a)	A Restricted Debenture may be exchanged by the holder thereof for an Unrestricted Physical Debenture or transferred to a Person who takes delivery thereof in the form of an Unrestricted Debenture if the Trustee receives a certificate from such holder in the form of Schedule "B" - Form of Transfer, including the certification in item (B) or (C)(i), and an opinion of counsel (or, if applicable, other evidence of exemption) in form reasonably satisfactory to the Company which provides for the removal of the U.S. Legend.

(b)	A Restricted Debenture may be exchanged by the holder thereof for a Restricted Debenture or transferred to a Person who takes delivery thereof in the form of a Restricted Debenture if the Trustee receives a certificate from such holder in the form of Schedule "B" - Form of Transfer, and an opinion of counsel or other evidence of exemption in form reasonably satisfactory to the Company which does not provide for the removal of the U.S. Legend.
3.3	Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Debenture, save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction. Upon surrender for registration of transfer of Debentures, the Company shall issue and thereupon the Trustee shall Authenticate and deliver a new Debenture Certificate or confirm the electronic deposit of Uncertificated Debentures of like tenor in the name of the designated transferee and register such transfer in accordance with Section 3.1(b). If less than all the Debentures evidenced by the Debenture Certificate(s) or Uncertificated Debentures so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Debenture Certificate or electronically deposited Uncertificated Debentures registered in his name evidencing the Debentures not transferred.

3.4	No Notice of Trusts

Neither the Company nor the Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

3.5	Registers Open for Inspection

The register referred to in Section 3.1 shall at all reasonable times during regular business hours be open for inspection at the offices of the Trustee by the Company, the Collateral Agent or any Debentureholder. Every registrar, including the Trustee, shall from time to time when requested so to do by the Company, in writing, furnish the Company with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the Trustee shall be entitled to charge a reasonable fee to the Company to provide such a list.

3.6	Exchanges of Debentures
(a)	Subject to Sections 3.1 and 3.7, Debentures in any authorized form or denomination, other than Uncertificated Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b)	In respect of exchanges of Debentures permitted by subsection 3.6(a), Debentures of any series may be exchanged only at the principal offices of the Trustee in the city of Toronto, Ontario or at such other place or places, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by the Company with the approval of the Trustee. Any Debentures tendered for exchange shall be surrendered to the Trustee. The Company shall execute and the Trustee shall Authenticate all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.
(c)	Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.
3.7	Closing of Registers
(a)	Neither the Company nor the Trustee nor any registrar shall be required to:
(i)	issue, make transfers or exchanges or convert any Debentures between the Interest Record Date and any Interest Payment Date for such Debentures;
(ii)	make transfers or exchanges of, or convert any Debentures, on or one Business Day prior to the Change of Control Purchase Date; or
(iii)	make transfers, exchanges, or conversions of any Debentures on the Maturity Date.
(b)	Subject to any restriction herein provided, the Company with the approval of the Trustee may at any time close the register of Debentures, other than those kept at the principal offices of the Trustee in Toronto, Ontario, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.
3.8	Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge to the Company for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon from time to time by the Trustee and the Company), and payment of such charges and reimbursement of the Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to the Debentureholders hereunder:

(a)	for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures;
(b)	for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.6 for a definitive Debenture; or
(c)	for any exchange of an Uncertificated Debenture as contemplated in Section 3.1.
3.9	Ownership of Debentures
(a)	Unless otherwise required by law, the Person in whose name any registered Debenture is registered shall for all purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal and/or the interest (if any) thereon shall be made to such registered holder.
(b)	The registered holder for the time being of any registered Debenture shall be entitled to the principal and/or the interest (if any) evidenced by such instruments, respectively, free from all equities or rights of setoff or counterclaim between the Company and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such registered holder for any such principal and/or the interest (if any) shall be a good discharge to the Trustee, any registrar and to the Company for the same and none shall be bound to inquire into the title of any such registered holder.
(c)	Where Debentures are registered in more than one name, the principal and/or the interest (if any) from time to time payable in respect thereof may, upon the delivery of such reasonable requirements as the Trustee may prescribe, be paid to the order of any one of such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Trustee, any registrar and to the Company.
(d)	In the case of the death of one or more joint holders of any Debenture the principal and/or the interest (if any) payable thereon may upon the transfer of such Debenture be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Trustee and any registrar and to the Company.

Article 4
REDEMPTION AND PURCHASE OF DEBENTURES

4.1	Applicability of Article

In the event that the obligations in Section 5.2 have not been satisfied by the Company in full within 90 days following the Issue Date ("Redemption Trigger Date"), the Company shall be obligated to repurchase all outstanding Debentures in accordance with Section 4.4 (the "Automatic Redemption").

4.2	Notice of Redemption

Notice of the Automatic Redemption shall be given to the holders of the Debentures with five Business Days following the Redemption Trigger Date, and such notice shall specify (i) the aggregate principal amount of Debentures subject to the Automatic Redemption, (ii) the date fixed for redemption which shall in any event not be later than the date that is 120 days following the Issue Date (the "Redemption Date"), and (iii) that the Debentures will be repurchased at a price equal to 100% of the principal amount of Debentures then outstanding plus accrued and unpaid interest thereon up to and including the Redemption Date (the "Redemption Price").

4.3	Deposit of Redemption Monies

The Automatic Redemption shall be provided for by the Company depositing with the Trustee or any paying agent to the order of the Trustee, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued and unpaid interest thereon up to and including the Redemption Date, provided the Company may elect to satisfy this requirement by providing the Trustee with a certified cheque or wire transfer for such amounts required under this Section 4.3. The Company shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with the Automatic Redemption. Such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal and interest to which they are respectively entitled on the Automatic Redemption. Every such deposit shall be irrevocable.

4.4	Failure to Surrender Debentures

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date to so surrender such holder's Debenture, or shall not within such time accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Trustee may require, such redemption monies may be set aside in trust, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited, upon surrender and delivery of such holder's Debenture, plus any accrued but unpaid interest thereon to an including the Redemption Date. In the event that any money required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of four years from the Redemption Date, then such monies shall at the end of such period be paid over or delivered over by the Trustee or such depository or paying agent to the Company on its demand, and thereupon the Trustee shall not be responsible to Debentureholders for any amounts owing to them and, subject to applicable law, thereafter the holder of a Debenture in respect of which such money was so repaid to the Company shall have no rights in respect thereof except to obtain payment of the money due from the Company, subject to any limitation period provided by the laws of Ontario.

4.5	Cancellation of Debentures Redeemed

All Debentures redeemed and paid under this Article 4 shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution for those redeemed.

4.6	Purchase of Debentures by the Company
(a)	Subject to regulatory approval, unless otherwise specifically provided with respect to a particular series of Debentures, the Company may, if it is not at the time in default hereunder and provided that no Event of Default has occurred and is continuing, at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price. All Debentures so purchased will be delivered to the Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.
(b)	If, upon an invitation for tenders, more Debentures are tendered at the same lowest price than the Company is prepared to accept, the Debentures to be purchased by the Company shall be selected by the Trustee on a pro rata basis from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Trustee shall Authenticate and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to an Uncertificated Debenture, the Depository shall electronically deposit the unpurchased part so surrendered.

Article 5
SECURITY

5.1	Security Documents

To secure the due payment and performance of all obligations, indebtedness and liabilities of the Company hereunder and under the Debentures, the Company shall cause the Guarantor and the Limited Recourse Guarantor, as applicable, to execute and deliver to the Collateral Agent for the benefit of the Collateral Agent, the Trustee and the Debentureholders, the Security Documents and the Transaction Guarantees.

The Company will, or will cause to, from time to time, promptly pay all reasonable financing statement recording, registration or filing fees (including any renewal fees), charges and taxes relating to the Financing Documents, any supplements, consents, waivers, amendments or discharges with respect thereto and any other instruments of further assurance required pursuant to the Financing Documents. The Trustee will not be responsible for any failure to so register, file or record, nor shall it be required to inquire as to the obligation for such documents to be so registered, filed or recorded. The Trustee will not be responsible for any obligation on the part of the Company to perfect, maintain, preserve and protect the Security Interests created by the Security Documents. The Debentureholders will take all steps necessary to authorize and direct the Collateral Agent on their behalf to take such action as may be necessary or appropriate to execute the Security Documents and Transaction Guarantees and to appoint the Collateral Agent as their attorney-in-fact for any and all such purposes.

5.2	Project Deed of Trust

The Company shall cause the Guarantor to, on or before May 23, 2023, (i) execute and deliver the Project Deed of Trust, (ii) cause the Deed of Trust to be registered in all real and personal property registries deemed necessary or advisable by counsel to the Agents (acting reasonably) and (iii) cause its legal counsel to deliver to the Collateral Agent a legal opinion addressing, inter alia, the due authorization, execution and delivery of the Project Deed of Trust, the enforceability thereof and the due registration thereof, such legal opinion to be in form and substance satisfactory to the Agents and their counsel, acting reasonably.

5.3	Registration of Security

The Company shall, at the Company's expense, ensure that the Security Documents and all documents, caveats, security notices, financing statements and financing change statements in respect thereof, are promptly filed and re-filed and registered as often as may be required by applicable law or as may be necessary or desirable to perfect and preserve the Security Interests created by the Security Documents and to ensure that such Security Interests are first ranking, subject only to Permitted Encumbrances, and will promptly provide the Collateral Agent and the Trustee with evidence (satisfactory to the Collateral Agent and the Trustee) of such filing, registration and deposit after the making thereof. The Company shall, if and when requested to do so by the Trustee or the Collateral Agent, furnish to the Trustee and the Collateral Agent an opinion of Counsel to establish compliance with the provisions of this Section 5.2.

5.4	Permitted Activities

Until an Event of Default has occurred, each of the Guarantor and the Limited Recourse Guarantor, without the consent of the Trustee, shall be entitled:

(a)	to exercise all voting and/or consensual powers pertaining to the Secured Assets for all purposes not inconsistent with the terms of this Indenture, except that the Guarantor or Limited Recourse Guarantor, as applicable. shall not have any right to exercise any such power if the voting action or omission to act in favour of which the Company intends to exercise such power would impair the Security Interests or violate the provisions of this Indenture;

(b)	to exercise and receive the benefit of all other rights associated with the Security Interests, including the right receive and retain any and all cash dividends, distributions, payments and entitlements on the Secured Assets;
(c)	to transfer or sell any item of Secured Assets only as expressly permitted pursuant to the terms of this Indenture or a Security Document entered into hereunder;
(d)	in the ordinary course of business, to sell or lease (provided it registers and perfects any primary lease or conditional sale agreement in accordance with applicable law) any Secured Assets; and
(e)	to sell, assign, transfer, abandon, surrender or otherwise dispose of free of the Security Interest constituted by the Security Documents any fixtures, equipment, machinery, tools, implements, apparatus, facilities or appliances, which have become worn out, unserviceable, obsolete, unsuitable or unnecessary in the conduct of its business or in the operation of any of the Secured Assets provided that there shall have been or shall be substituted for the same other fixtures, equipment, machinery, tools, implements, apparatus, facilities or appliances not necessarily of the same character but at least of equal utility at the date of such substitution or replacement (which forthwith shall become subject to the Security Interest of the Security Documents) of and to the extent that such replacement or substitution is necessary or desirable for the proper and efficient conduct of the business of the Company (as applicable) or in the operation of the Secured Assets, and the Collateral Agent will, at the expense of the Company, execute and deliver from time to time releases and discharges necessary or required as advised by Counsel with respect to the foregoing subsections. Except as specifically permitted above, the Company, the Guarantor and the Limited Recourse Guarantor, respectively, will not dispose of any of their respective property and assets comprising or forming part of the Secured Assets to any Person. Notwithstanding any of the foregoing, nothing herein shall be deemed to permit the sale, transfer, disposition or sale-leaseback of all or any portion of the Project.

5.5	Further Assurances

The Company hereby covenants and agrees that it will at all times do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, transfers, assignments and assurances as the Trustee or the Collateral Agent may reasonably require for the better accomplishing and effectuating the purpose of this Indenture, including the execution and delivery of indentures supplemental hereto more particularly describing the Secured Assets or to correct or amplify the description of the Secured Assets or to better assure, convey and confirm unto the Collateral Agent any of the Secured Assets. Upon the execution of any supplemental indenture under this Section, this Indenture shall be modified in accordance therewith, and each such supplemental indenture shall form part of this Indenture for all purposes.

5.6	Form of Security

Without limiting the foregoing, the Security Documents will be in such form or forms as will be required by the Collateral Agent, acting reasonably and as advised by counsel, and will be registered in such offices in the State of Delaware and the State of Nevada and any other jurisdiction as the Collateral Agent, as advised by counsel, may from time to time reasonably require to protect the Security Interests intended to be created thereby. Should the Collateral Agent, as advised by counsel, determine at any time and from time to time that the form and nature of any of the then existing Security Document is deficient in any way or does not fully provide the Collateral Agent (for itself and the Debentureholders) with the Security and priority to which it is entitled hereunder and provides written notice of such determination to the Company, the Company will within a reasonable period of time (not to exceed 60 days from receipt of such notice and amendments or new Security Documents, as applicable) execute and deliver or cause to be executed and delivered to the Collateral Agent, at the Company's expense, such amendments to the Security Documents or provide such new Security Documents as the Collateral Agent may reasonably request.

5.7	Delivery of an Opinion to the Trustee and Collateral Agent

The Company will furnish to the Trustee, the Collateral Agent, the Agents and their counsel at the time of execution and delivery of this Indenture, an opinion of Counsel in form and substance customary for financings of this nature as determined by the Trustee, acting reasonably, relying on Counsel, including, without limitation, opinions substantially to the effect that subject to customary qualifications:

(a)	each Security Document and Transaction Guarantee constitutes a valid and binding obligation of the Group Member party thereto, enforceable against such party in accordance with its terms;
(b)	each Security Document creates a valid security interest in favour of the Collateral Agent, for the benefit of the Collateral Agent, the Trustee and the Debentureholders, in the personal property described therein in which the applicable Group Member, as the case may be, that is a party thereto now has rights, and is sufficient to create a valid security interest in favour of the Collateral Agent, for the benefit of the Collateral Agent and the Debentureholders, in any personal property described therein in which such Group Member is a party thereto hereafter acquires rights when those rights are acquired by such party, in each case to secure payment and performance of the obligations described therein as being secured thereby;
(c)	registration has been made in all public offices provided for under the laws of Nevada or Delaware where such registration is necessary or desirable to preserve, protect or perfect the security interests created by each Security Document in favour of the Collateral Agent, for the benefit of the Collateral Agent, the Trustee and the Debentureholders. Except as otherwise expressly stated herein, no rerecordings, renewals, reregistrations or refilings are necessary to maintain the effect of such registrations; and
(d)	no authorization, consent, permit or approval of, or other action by, or filing with or notice to, any governmental or regulatory authority or agency is required in connection with the execution, delivery and performance by a Group Member of any Security Document or Transaction Guarantee to which it is a party, other than such filings necessary to perfect the Security Interests.

5.8	Discharge

Subject to the provisions of Article 9, upon the full and final payment and performance of the obligations under the Debentures and this Indenture and the rights hereby granted shall, at the request of the Company, be terminated and thereupon the Collateral Agent shall at the request and at the expense of the Company cancel and discharge the Security Interests and execute and deliver to the Company, the Guarantor or the Limited Recourse Guarantor, such deeds and other instruments as shall be requisite to cancel and discharge the Security Interests. Further, this Indenture shall continue to be effective or be reinstated, as the case may be, if for any reason at any time any payment or performance of the obligations under the Debentures and this Indenture, or any part thereof, is rescinded, reversed, nullified, rendered void or voidable or such payment must otherwise be restored, refunded, returned or reimbursed by the Collateral Agent or a Debentureholder.

Article 6
CONVERSION OF DEBENTURES

6.1	Applicability of Article
(a)	Any Debentures issued hereunder will be convertible into Conversion Shares at the Conversion Price in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture (including subsection 2.1(f) and Section 3.7 hereof), in such Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.
(b)	Such right of conversion shall extend only to the maximum number of whole Conversion Shares into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Conversion Shares shall be adjusted for in the manner provided in Subsection 6.1(c).
(c)	The Company shall not be required to issue fractional Conversion Shares upon the conversion of Debentures into Conversion Shares pursuant to this Article 6. Fractional Conversion Shares will be rounded down to the nearest whole Conversion Share without the payment of any compensation to the holder. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Conversion Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted.
(d)	The Company covenants with the Trustee that it will at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue upon conversion of Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Conversion Shares as shall then be issuable upon the conversion of all outstanding Debentures. The Company covenants with the Trustee that all Conversion Shares which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable.

6.2	Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Debentures shall be given by or on behalf of the Company, not more than 60 days and not less than 30 days prior to the Maturity Date, in the manner provided in Section 13.2.

6.3	Revival of Right to Convert

If the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer to purchase by the Company pursuant to Section 2.1(h) is not made on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Company's offer, respectively.

6.4	Manner of Exercise of Right to Convert
(a)	The holder of a Debenture desiring to convert such Debenture in whole or in part into Conversion Shares shall surrender such Debenture to the Trustee at its principal office in the City of Toronto, Ontario together with the conversion notice in the form of Schedule "C" or any other written notice in a form satisfactory to the Trustee, duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article; provided that with respect to an Uncertificated Debenture, registration and surrender of interests in the Debentures will be made only through the Depository's non-certificated system. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Trustee, his nominee(s) or assignee(s) shall be entitled to be entered in the books of the Company as at the Date of Conversion (or such later date as is specified in subsection 6.4(g)) as the holder of the number of Conversion Shares into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Company shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Conversion Shares or deposit such Conversion Shares through the Depository's non-certificated system and make or cause to be made any payment of interest to which such holder is entitled in accordance with subsection 6.4(j).
(b)	A Beneficial Holder may exercise the right evidenced by a Debenture to receive Conversion Shares by causing a Participant to deliver to the Depository on behalf of the Beneficial Holder, a notice of such Beneficial Holder's intention to convert the Debentures in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, the Depository shall deliver to the Trustee a Transaction Instruction confirming its intention to convert Debentures in a manner acceptable to the Trustee, including by electronic means through the non- certificated inventory system.

(c)	A notice in form acceptable to the Participant from such Beneficial Holder should be provided to the Participant sufficiently in advance so as to permit the Participant to deliver notice to the Depository and for the Depository in turn to deliver notice to the Trustee prior to the Time of Expiry. The Depository will initiate the exercise by way of the Transaction Instruction and the Trustee will execute the exercise by issuing to the Depository through the non-certificated inventory system the Conversion Shares to which the exercising Debentureholder is entitled pursuant to the conversion.
(d)	By causing a Participant to deliver notice to the Depository, a Debentureholder shall be deemed to have irrevocably surrendered his or her Debentures so exercised and appointed such Participant to act as his or her exclusive settlement agent with respect to the conversion and the receipt of the Conversion Shares in connection with the obligations arising from such conversion.
(e)	Any notice which the Depository determines to be incomplete, not in proper form, or not duly-executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Participant to exercise or to give effect to the settlement thereof in accordance with the Debentureholder's instructions will not give rise to any obligations or liability on the part of the Company or Trustee to the Participant or the Debentureholder.
(f)	Any Transaction Instruction referred to in this Section 6.4 shall be signed by the registered Debentureholder, or its executors or administrators or other legal representatives or an attorney of the registered Debentureholder, duly appointed by an instrument in writing satisfactory to the Trustee but such exercise form need not be executed by the Depository.
(g)	For the purposes of this Article, subject to Section 3.7, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the "Date of Conversion") on which it is so surrendered when the register of the Trustee is open and in accordance with the provisions of this Article or, in the case of an Uncertificated Debenture which the Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Debenture so surrendered by mail or other means of transmission, on the date on which it is received by the Trustee at one of its offices specified in subsection 6.4(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the Person or Persons entitled to receive Conversion Shares shall become the holder or holders of record of such Conversion Shares as at the date on which such register is next reopened.

(h)	Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 or an integral multiple thereof may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such parts.
(i)	The holder of any Debenture of which only a part is converted shall, upon the exercise of his right of conversion surrender such Debenture to the Trustee in accordance with subsection 6.4(a), and the Trustee shall cancel the same and shall without charge to the Debentureholder forthwith Authenticate and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to an Uncertificated Debenture, registration and surrender of interests in the Debentures will be made only through the Depository's non-certificated system.
(j)	The holder of a Debenture surrendered for conversion in accordance with this Section 6.4 shall be entitled to receive accrued and unpaid interest in respect thereof, in cash, up to but excluding the Date of Conversion, and the Conversion Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of shareholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Conversion Shares pursuant to subsection 6.4(g), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.
(k)	Any portion of the Debentures that cannot be converted as a result of regulatory restrictions or as a result of the Company being unable to obtain any necessary shareholder approvals and that has not been prepaid shall be due and payable in cash on the Maturity Date.
6.5	Adjustment of Conversion Price

Subject to the requirements of the Stock Exchange, the Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a)	If and whenever at any time during the Adjustment Period, the Company shall:
(i)	fix a record date for the issue of, or issue, Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or otherwise;
(ii)	fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities exchangeable or exercisable for or convertible into Common Shares;
(iii)	subdivide, re-divide or change its then outstanding Common Shares into a greater number of Common Shares; or

(iv)	reduce, combine or consolidate its then outstanding Common Shares into a lesser number of Common Shares,

(any of such events in Sections 6.5(a)(i), 6.5(a)(ii), 6.5(a)(iii) and 6.5(a)(iv) above being herein called a "Common Share Reorganization"), then the Conversion Price shall be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Conversion Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

(i)	the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Common Share Reorganization; and
(ii)	the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including in the case of a distribution of securities exchangeable or exercisable for or convertible into Common Shares, the number of Common Shares that would have been outstanding had such securities been exchanged or exercised for or converted into Common Shares on such date).

To the extent that any adjustment in the Conversion Price occurs pursuant to this Section 6.5(a) as a result of the fixing by the Company of a record date for the distribution of securities exchangeable or exercisable for or convertible into Common Shares, the Conversion Price shall be readjusted immediately after the expiry of any relevant exchange, exercise or conversion right to the Conversion Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(b)	If at any time during the Adjustment Period, the Company shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of rights, options or warrants pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the "Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable or exercisable for or convertible into Common Shares at a price per share to the holder (or in the case of securities exchangeable or exercisable for or convertible into Common Shares, at an exchange, exercise or conversion price per share) at the date of issue of such securities of less than 95% of the Current Market Price of the Common Shares on such record date (any of such events being called a "Rights Offering"), the Conversion Price shall be adjusted effective immediately after the record date for such Rights Offering to the amount determined by multiplying the Conversion Price in effect on such record date by a fraction:

(i)	the numerator of which shall be the aggregate of
(1)	the number of Common Shares outstanding on the record date for the Rights Offering, and
(2)	the quotient determined by dividing
(A)	either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or, (b) the product of the exchange, exercise or conversion price of the securities so offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged, exercised or converted, as the case may be, by
(B)	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and
(ii)	the denominator of which shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable or exercisable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged, exercised or converted).

If by the terms of the rights, options, or warrants referred to in this Section 6.5(b), there is more than one purchase, exchange, exercise or conversion price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate exchange, exercise or conversion price of the exchangeable, exercisable or convertible securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, exchange, exercise or conversion price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such calculation. To the extent that any adjustment in the Conversion Price occurs pursuant to this Section 6.5(b) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants referred to in this Section 6.5(b), the Conversion Price shall be readjusted immediately after the expiry of any relevant exchange, exercise or conversion right to the Conversion Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right. To the extent that such Rights Offering is not ultimately so made, the Conversion Price shall then be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed.

(c)	If at any time during the Adjustment Period the Company shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of:
(i)	shares of the Company of any class other than Common Shares;
(ii)	rights, options or warrants to acquire Common Shares or securities exchangeable or exercisable for or convertible into Common Shares (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares or securities exchangeable or exercisable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable or exercisable for or convertible into Common Shares at an exchange, exercise or conversion price per share) on the record date for the issue of such securities to the holder of at least 95% of the Current Market Price of the Common Shares on such record date);
(iii)	evidences of indebtedness of the Company; or
(iv)	any property or other assets of the Company;

and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the Conversion Price shall be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Conversion Price by a fraction:

(1)	the numerator of which shall be the difference between
(A)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and
(B)	the fair value, as determined by the directors of the Company and subject to approval by the applicable Stock Exchanges, to the holders of Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution, and
(2)	the denominator of which shall be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Conversion Price occurs pursuant to this Section 6.5(c) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable or exercisable for or convertible into Common Shares referred to in this Section 6.5(c), the Conversion Price shall be readjusted immediately after the expiry of any relevant exchange, exercise or conversion right to the amount which would then be in effect based upon the number of Common Shares issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(d)	If at any time during the Adjustment Period there shall occur:
(i)	a reclassification or redesignation of the Common Shares, a change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;
(ii)	a consolidation, amalgamation, arrangement or merger of the Company with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities; or
(iii)	the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or entity;

(any of such events being called a "Capital Reorganization"), after the effective date of the Capital Reorganization the Debentureholder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon the conversion of the Debentures, in lieu of the number of Conversion Shares to which the Debentureholder was theretofore entitled upon the conversion of the Debentures, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Debentureholder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Debentureholder had been the registered holder of the number of Conversion Shares which the Debentureholders was theretofore entitled to purchase or receive upon the conversion of the Debentures. If necessary, as a result of any such Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Indenture with respect to the rights and interests thereafter of the Debentureholder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the conversion of the Debentures.

(e)	If at any time during the Adjustment Period the Company shall fix a record date for the payment of a cash dividend or distribution to the holders of all or substantially all of the outstanding Common Shares (other than dividends paid in the ordinary course, once initiated under a dividend policy approved by the board of directors), the Conversion Price shall be adjusted immediately after such record date so that it shall be equal to the price determined by multiplying the Conversion Price in effect on such record date by a fraction:

(i)	the numerator of which shall be the difference between
(1)	the Current Market Price on such record date, and
(2)	the amount in cash per Common Share distributed to holders of Common Shares, and
(ii)	the denominator of which shall be the Current Market Price on such record date.

Such adjustment shall be subject to the approval of the TSX and shall be made successively whenever such a record date is fixed. To the extent that any such cash dividend or distribution is not paid, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed.

6.6	Rules Regarding Calculation of Adjustment

For the purposes of Article 6:

(a)	Subject to this Section 6.6, any adjustment made pursuant to Section 6.5 hereof shall be made successively whenever an event referred to therein shall occur.
(b)	If more than one subsection of Section 6.5 is applicable to a single event, the subsection shall be applied that produces the adjustment most favourable to Debentureholders and no single event shall cause an adjustment under more than one subsection of Section 6.5 so as to result in duplication;
(c)	No adjustment in the Conversion Price shall be required unless such adjustment would result in a change of at least one per cent in the Conversion Price and no adjustment shall be made in the number of Conversion Shares obtainable upon the conversion of the Debentures unless it would result in a change of at least one one- hundredth of a Conversion Share; provided, however, that any adjustments which except for the provision of this Section 6.6(c) would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment. Notwithstanding any other provision of Section 6.6 hereof, no adjustment pursuant to Section 6.5 shall be made which would result in an increase in the Conversion Price or a decrease in the number of Conversion Shares issuable upon the conversion of the Debentures (except in respect of the Common Share Reorganization described in Section 6.5(a) hereof or a Capital Reorganization described in Section 6.5(d)(ii) hereof).
(d)	Subject to the Company receiving approval from the TSX or other applicable Stock Exchange, no adjustment in the Conversion Price or in the number or kind of securities obtainable upon the conversion of the Debentures shall be made in respect of any event described in Section 6.5 hereof if the Debentureholder is entitled to participate in such event on the same terms mutatis mutandis as if the Debentureholder had converted the Debentures prior to or on the record date or effective date, as the case may be, of such event.

(e)	No adjustment in the Conversion Price or in the number of Conversion Shares obtainable upon the conversion of the Debentures shall be made pursuant to Section 6.5 hereof in respect of (i) the issue from time to time of Conversion Shares pursuant to this Indenture or (ii) the issue from time to time of Common Shares pursuant to any stock option, stock purchase or stock bonus plan in effect from time to time for directors, officers or employees of the Company and/or any Subsidiary of the Company, and any such event shall not be deemed to be a Common Share Reorganization, a Rights Offering nor any other event described in Section 6.5 hereof.
(f)	Subject to the Company receiving approval from the TSX or other applicable Stock Exchange, if at any time during the Adjustment Period the Company shall take any action affecting the Common Shares, other than an action or event described in Section 6.5 hereof, which in the opinion of the directors of the Company would have a material adverse effect upon the rights of Debentureholders, either the Conversion Price or the number of Conversion Shares obtainable upon conversion of the Debentures shall be adjusted in such manner and at such time by action by the directors of the Company, in their sole discretion, as may be equitable in the circumstances. Failure of the taking of action by the directors of the Company so as to provide for an adjustment prior to the effective date of any action by the Company affecting the Common Shares shall be deemed to be conclusive evidence that the directors of the Company have determined that it is equitable to make no adjustment in the circumstances.
(g)	If the Company shall set a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Conversion Price shall be required by reason of the setting of such record date.
(h)	In any case in which this Indenture shall require that an adjustment shall become effective immediately after a record date for an event referred to in Section 6.5 hereof, the Company may defer, until the occurrence of such event:
(i)	issuing to the Debentureholder, to the extent that the Debentures are converted after such record date and before the occurrence of such event, the additional Conversion Shares or other securities issuable upon such conversion by reason of the adjustment required by such event; and

(ii)	delivering to the Debentureholder any distribution declared with respect to such additional Conversion Shares or other securities after such record date and before such event;

provided, however, that the Company shall deliver to the Debentureholder an appropriate instrument evidencing the right of the Debentureholder upon the occurrence of the event requiring the adjustment, to an adjustment in the Conversion Price.

(i)	In the absence of a resolution of the directors of the Company fixing a record date for a Rights Offering, the Company shall be deemed to have fixed as the record date therefor the date of the issue of the rights, options or warrants issued pursuant to the Rights Offering.
(j)	If a dispute shall at any time arise with respect to adjustments of the Conversion Price or the number of Conversion Shares obtainable upon the conversion of the Debentures, such disputes shall be conclusively determined by the Auditors of the Company or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors of the Company and any such determination shall be conclusive evidence of the correctness of any adjustment made pursuant to Section 6.5 hereof and shall be binding upon the Company, Trustee and the Debentureholders.
(k)	As a condition precedent to the taking of any action which would require an adjustment pursuant to Section 6.5 hereof, including the Conversion Price and the number of Conversion Shares or other securities which are to be received upon the conversion of Debentures, the Company shall take any action which may, in the opinion of Counsel to the Company, be necessary in order that the Company may validly and legally issue as fully paid and non-assessable shares all of the Conversion Shares or other securities which the Debentureholder is entitled to receive in accordance with the provisions of this Indenture.
(l)	If the Company shall take any action affecting the Common Shares and the holders thereof, and, in the opinion of the directors of the Company acting reasonably, the adjustment provisions of Section 6.5 are not strictly applicable or, if strictly applicable, would not fairly protect the rights of the holder or the Company in accordance with the intent and purpose of Section 6.5, the provisions of Section 6.5 shall be adjusted in such manner, if any, and at such time, by action by the directors of the Company which the directors of the Company, in their discretion, may reasonably determine to be equitable in the circumstances but subject in all cases to any necessary regulatory approval, including approval of the TSX (or such other stock exchange or quotation system on which the Common Shares are then listed and posted (or quoted) for trading, as applicable). Failure of the taking of action by the directors of the Company so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Common Shares will be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances.

6.7	Notice of Adjustment
(a)	At least 14 days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment pursuant to Section 6.5, the Company shall:
(i)	file with the Trustee an Officer's Certificate specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Auditors of the Company verifying such calculation; and
(ii)	give notice to the Debentureholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment.
(b)	In case any adjustment for which a notice in Section 6.7(a) has been given is not then determinable, the Company shall promptly after such adjustment is determinable:
(i)	file with the Trustee a computation of such adjustment; and
(ii)	give notice to the Debentureholders of the adjustment.
(c)	The Trustee may and shall be protected in so doing, absent manifest error, act and rely upon certificates of the Company, the Company's Auditors and other documents filed by the Company pursuant to this Section 6.7 for all purposes of the adjustment.
6.8	No Action after Notice

The Company covenants with the Trustee that it will not close its books nor take any other corporate action which might deprive a Debentureholder of the opportunity of exercising the rights of acquisition pursuant thereto during the period of 14 days after the giving of the notice set forth in paragraph (ii) of Sections 6.7(a) and 6.7(b).

6.9	Protection of Trustee

The Trustee shall not:

(a)	at any time be under any duty or responsibility to any registered holder of Debentures to determine whether any facts exist that may require any adjustment contemplated by this Article 6, nor to verify the nature and extent of any such adjustment when made or the method employed in making the same;

(b)	be accountable with respect to the validity or value or the kind or amount of any Conversion Shares or of any other securities or property that may at any time be issued or delivered upon the conversion of the Debentures;
(c)	be responsible for any failure of the Company to make any cash payment, to issue, transfer or deliver Conversion Shares or certificates upon the surrender of any Debentures for the purpose of the conversion of such rights or to comply with any of the covenants contained in Article 7; or
(d)	incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants of the Company or any acts or deeds of the agents or servants of the Company.
6.10	Restricted CUSIP or U.S. Legend on Certain Conversion Shares

The Debentures issuable pursuant to this Indenture and the Conversion Shares issuable on the conversion thereof have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States. Each Conversion Share issued upon conversion of Debentures represented by Restricted Debentures, if any, shall be represented by a certificate with a restricted CUSIP or a U.S. Legend for Conversion Shares substantially in the form in Section 2.14 hereof, and each certificate representing Conversion Shares issued upon conversion of such Debentures bearing the U.S. Legend shall have imprinted or otherwise reproduced thereon such legend or legends in substantially the form in Section 2.14 hereof; provided that the U.S. Legend may be removed or the Conversion Shares may be transferred from the restricted CUSIP as provided in Section 3.2(a).

Article 7
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

7.1	Representations and Warranties Repeated

With respect to itself and each other Group Member, as applicable, each of the representations and warranties to the Debentureholders made by the Company in the Subscription Agreements are repeated herein for the purposes of this Indenture and for the benefit of the Trustee, the Collateral Agent and the Debentureholders, mutatis mutandis.

7.2	Environmental Matters

The Company, for itself and each other Group Member, further represents and warrants to the Trustee and the Debentureholders as follows:

(a)	Each Group Member and the Project Real Property are now and always have been in compliance in all material respects with all Environmental Laws. The Group Members, as applicable, hold and have always held all Environmental Permits necessary or desirable to operate the Business. The representations and warranties in this Section 7.2 are not limited by any of the representations and warranties set out in the subsequent Sections.

(b)	The Environmental Permits held by the Group Members relating to the Project Real Property and its Business are in full force and effect and have been complied with in all material respects. There is no action or proceeding in progress or, to the knowledge of the Company, pending or threatened, and no Environmental notice has been received by the Company or any other Group Member, in any case which may result in the cancellation, revocation, suspension or modification of any such Environmental Permit in connection with the Project Real Property. No Environmental Permit will become void or voidable, in whole or in part, as a result of (a) the grant of security as provided herein or (b) the Collateral Agent directly or indirectly taking possession of the Project Real Property or any part thereof or otherwise enforcing the security as provided for herein, nor is any consent of any Person required to maintain any such Environmental Permit in full force and effect if the Collateral Agent directly or indirectly takes possession of the Project Real Property or any part thereof or otherwise enforces the security as provided for herein.
(c)	None of the Company, any other Group Member, the Project Real Property or any part thereof is the subject of any Remedial Order in connection with the Project Real Property, nor to the knowledge of the Company has any investigation, evaluation or other proceeding been commenced or threatened to determine whether any Remedial Order in connection with the Project Real Property is necessary.
(d)	To the knowledge of the Company, there is no pending or proposed change to or introduction of any Environmental Law which would render unlawful, restrict or otherwise adversely affect any Group Member, the Business, the Project Real Property or any part thereof or the ability of the Collateral Agent directly or indirectly to take possession of the Project Real Property or any part thereof or otherwise enforce the security as provided for herein.
(e)	No Group Member has been charged with or convicted of any offence for non- compliance with or breach of any Environmental Law, nor has any Group Member been fined or otherwise sentenced for non-compliance with or breach of any Environmental Law, nor has any Group Member settled any prosecution of the same short of conviction, fine or other sentence.
(f)	No Group Member has received any Environmental Notice, nor is any Group Member under investigation by any Person related to any breach or alleged breach of or non-compliance or alleged non-compliance with any Environmental Law.
(g)	The Company and each other Group Member has provided all reports and information to the appropriate Governmental Authority as required by such Governmental Authority pursuant to all Environmental Laws and the Environmental Permits held by the Company or any other Group Member.

(h)	No Group Member has caused or permitted any Release of any Contaminants on, from, under or relating to the Project Real Property or any part thereof contrary to any Environmental Law or Environmental Permit and the Company has no knowledge of any such Release at any time by any other Person, including without limitation, previous owners.
(i)	All storage, generation, use, handling, manufacture, processing, packaging, labelling, recycling, destruction, transportation, import, export, treatments, sale, advertising or display of any Contaminant by or, to the knowledge of the Company on behalf of the Company and any Group Member, has been done in compliance with all Environmental Laws and Environmental Permits.
(j)	To the knowledge of the Company, all persons hired by, or under contract with, a Group Member to store, generate, use, handle, manufacture, process, package, label, recycle, destroy, transport, import, export, treat, sell, advertise or display any Contaminant have had and now have all required training and Environmental Permits which are necessary for them to do such acts in accordance with all Environmental Laws and all Environmental Permits.
(k)	To the knowledge of the Company (a) there has not been any Release at any time of any Contaminant from any property, including without limitation, any property adjacent to the Project Real Property or any part thereof, that is or was contrary to any Environmental Law or could have an adverse effect on the Company or any Group Member, the Business, the Project Real Property or any part thereof and (b) no property adjacent to any part of the Project Real Property has been used at any time for the Release, of any Hazardous Substance or as a dump site, either permanently or temporarily.
(l)	The Company has maintained all documents and records concerning the Environment in the manner and for the time periods required by Environmental Laws. Copies of all Environmental Reviews prepared during the period five years prior to the date hereof in the possession of the Company or to which the Company has access have been or will, upon request by the Trustee, be provided to the Trustee.
(m)	No Group Member has received any Environmental Notice that a Group Member is, or is potentially, responsible for any clean-up, remediation or corrective action under any Environmental Law and no Group Member has knowledge of any fact which could give rise to any such Environmental Notice.
(n)	No Group Member has received any request from any Governmental Authority or other Person for information with respect to the Release at any time of any Contaminant on, from, under or relating to the Project Real Property or any part thereof or the existence of a Contaminant or waste disposal site on or under the Project Real Property or any part thereof.

(o)	Each Group Member has no knowledge that the Project Real Property or any part thereof has been used at any time by anyone, including any Group Member, for the Release of Hazardous Substances or as a dump site, either temporarily or permanently.
(p)	To the knowledge of the Company, no polychlorinated biphenyls, asbestos, asbestos-containing materials or urea formaldehyde or radioactive substances is or has ever been on, at or under the Project Real Property or any part thereof.
(q)	No storage tanks of any type, aboveground or underground, are or have at any time been on, at under the Project Real Property or any part thereof, except as are necessary for the conduct of the Business.
(r)	The Group Members maintain appropriate insurance coverage providing for claim amounts sufficient to protect it against environmental risks reasonably foreseeable in the conduct of its Business. The insurance policies providing for such coverage name the Trustee as an additional named insured and loss payee.
(s)	The Board of Directors has enacted HSEC Policy which is appropriate for the business of the Company, and the Company has established and implemented plans appropriate for dealing in an expeditious and effective manner with any reasonably foreseeable Release of any Contaminant or other event which may result in a breach of, or non-compliance with, any Environmental Law. Such policy and plans conform in all material respects to the requirements of any Environmental Law applicable thereto.
(t)	No Subscription Agreement contains any untrue statement of a material fact, or omits any statement of a material fact, to the extent such statements relate to the Company, necessary in order to make the statements therein not misleading in light of the circumstances in which they were made.

Article 8
COVENANTS OF THE COMPANY

8.1	Affirmative Covenants

Except as otherwise consented to in writing by the Trustee, acting on the direction of the requisite percentage of Debentureholders, the Company shall, and shall cause each other Group Member to:

(a)	duly and punctually pay all amounts outstanding, which includes the principal of and any interest accrued in respect of the Debentures at the times and places and in the manner required by the terms of this Indenture;
(b)	duly and punctually pay all fees and expenses due and owing to the Trustee and the Collateral Agent under this Indenture and under the Collateral Agency Agreement;

(c)	to take or cause to be taken all actions required to perfect, maintain, preserve and protect the Security Interest hereunder and the rights of the Trustee and Debentureholders;
(d)	maintain its corporate existence; keep proper books of account and records; maintain its corporate status in all jurisdictions where it carries on business; and operate its business and the Project in accordance with Good Industry Practice and in compliance, in all material respects, with Applicable Law, Project Authorizations, Other Rights, Material Contracts, the HSEC Policy, the Anti- Corruption Policy and the ICMM Guidelines;
(e)	except as otherwise permitted by this Indenture, maintain the Project Real Property in good standing, performing or causing to be performed all required assessment work thereon, timely paying or causing to be paid, no later than 30 days prior to September 1 of each year, all assessments, concession, permit and license maintenances fees in respect thereof, paying or causing to be paid all rents and other payments in respect of leased properties forming a part thereof and otherwise maintaining the Project Real Property in compliance, in all material respects, with Applicable Law;
(f)	use a minimum of US$20,000,000 of the gross proceeds raised in connection with the Debentures for the exploration, development and other costs related to the Project Property, acting reasonably, within two years from the date hereof;
(g)	at all times during its business hours and with reasonable frequency upon reasonable prior written notice from the Collateral Agent and at all times and with reasonable frequency and without notice if an Event of Default shall have occurred and be continuing, permit representatives of the Collateral Agent, at the cost and expense of the Company, to enter into or onto its property, to inspect any of the Project Property and to examine its financial books, accounts and records and to discuss its financial condition with its senior officers and its auditors;
(h)	keep insured with financially sound and reputable insurance companies all of its property (including the Project Property) in amounts and against losses or damages, including property damage and public liability, on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses in the relevant jurisdictions;
(i)	provide the Trustee promptly with such evidence of insurance as the Trustee may from time to time reasonably require;
(j)	use all commercially reasonable efforts to obtain, as and when required, and preserve and maintain, all Project Authorizations (including environmental Authorizations), and Material Contracts which are required to permit the Group Members to (A) own, operate and maintain the Project in the manner currently carried on, (B) develop, and operate the Project as contemplated by the Mine Plan and carry out the operation of commercial production transactions, and (C) perform their obligations under the Financing Documents to which they are a party;

(k)	pay all Taxes as they become due and payable unless they are being contested in good faith by appropriate legal proceedings and, with respect to Taxes which are overdue, make arrangements satisfactory to the Trustee regarding adequate provision for their payment;
(l)	conduct all environmental remedial activities which a Person acting in a commercially reasonable manner and in accordance with Good Industry Practice would perform in similar circumstances to meet its environmental responsibilities and conduct and pay for any environmental investigations, assessments or remedial activities with respect to any of the Project Real Property owned or leased by them, in each case as required by Project Authorizations, the ICMM Guidelines or by any Governmental Authority;
(m)	(A) ensure that the only mining activities taking place on the Project Real Property are those under the control and direction of the Guarantor in furtherance of the Project, and (B) develop and operate the Project in compliance with the requirements of any environmental permit, Order or other Authorization in respect of the Project;
(n)	warrant and defend the right, title and interest of the Group Members in and to any of the Project Property, and every part thereof, against the claims of any Person, subject only to Permitted Encumbrances;
8.2	Environmental Matters
(a)	The Company shall or shall cause the appropriate Group Member to (i) conduct its Business and maintain all Project Property, without limitation, the Project Real Property in compliance in all material respects with all Environmental Laws, (ii) hold all Environmental Permits necessary to operate its business, including without limitation, to own and operate the Project and (iii) ensure that (A) no such Environmental Permit will become void or voidable, in whole or in part, as a result of the Collateral Agent directly or indirectly taking possession of the Project Real Property or any part thereof or otherwise enforcing the security as provided herein and (B) no consent of any Person will be required to maintain any such Environmental Permit in full force and effect if the Collateral Agent directly or indirectly takes possession of the Project Real Property or any part thereof or otherwise enforces the security as provided for herein. The obligations set forth in this Section are not limited by any of the obligations set forth in the subsequent Sections.
(b)	The Company shall, upon receiving (a) any Environmental Notice with respect to any existing or potential non-compliance with, or alleged non-compliance with, or breach of or alleged breach of, any Environmental Law and (b) any Environmental Review prepared on or after the date hereof, immediately deliver a copy thereof to the Trustee.

(c)	If by reason of a Release or otherwise any Group Member is in breach of or not in compliance with any Environmental Law, the Company shall cause such Group Member to promptly and diligently (a) remedy such breach and undertake any remediation, clean-up or removal of any Contaminants in, on, under or migrating from any of its properties including, without limitation, the Project Real Property, or any part thereof in order to ensure compliance with all Environmental Laws and (b) take or omit to take such actions as are necessary to ensure that such breach or non-compliance will not reoccur.
(d)	If the Company or any other Group Member receives or is subject to any Remedial Order affecting or potentially affecting the Project Real Property, or any part thereof, the Company shall or shall cause such Group Member to promptly and diligently take or omit to take such actions as are necessary to comply in all material respects will such Remedial Order and to obtain and provide to the trustee written confirmation of the same from the Person who issued, filed or imposed such Remedial Order.
(e)	The Company shall, and shall cause each other Group Member, to take or omit to take such actions as are necessary to keep the Project Real Property and all parts thereof free of any Encumbrance imposed pursuant to Environmental Laws, except and so long as contested by the applicable Group Member in good faith by appropriate proceedings.
(f)	Whenever requested in writing to do so by the Trustee, but not more often than one time in any 24 month period, the Company shall promptly cause an Environmental Review of the Project Real Property to be conducted and completed, at its sole cost and expense, by an appropriate and competent environmental consulting firm or other independent Person acceptable to the Trustee. Such Environmental Review shall, at a minimum, include a reasonably detailed evaluation of the following matters:
(i)	the presence of Contaminants on, under or at the Project Real Property;
(ii)	any Release on, from, under or related to the Project Real Property;
(iii)	the presence of PCBs, asbestos, ureaformaldehyde foam or storage tanks on, under or related to the Project Real Property;
(iv)	inventories of waste and raw materials; and
(v)	such other matters as the Trustee may direct from time to time, acting reasonably.

Such Environmental Review shall be addressed to the Trustee and the Company and delivered to the Trustee promptly following its receipt by the Company, and in any event not later than 120 days after receipt of the written request from the Trustee.

(g)	The Company shall maintain appropriate insurance coverage providing for claim amounts sufficient to protect it against environmental risks reasonably foreseeable in the conduct of its Business. The insurance policies providing for such coverage from time to time shall name the Trustee as an additional named insured and loss payee.
(h)	The Company shall maintain (a) a corporate environmental conduct policy appropriate for the business of the Company from time to time, (b) plans appropriate for dealing in an expeditious and effective manner with any reasonably foreseeable Release of any Contaminant or other event which may result in a breach of, or non-compliance with, and Environmental Law and (c) any other policies, plans or similar documents required from time to time by Environmental Laws. Such policies, plans and similar documents shall conform in all material respects to the requirements of any Environmental Law applicable thereto.
(i)	Without limiting any provision hereof, the Company shall indemnify, defend and save harmless the Trustee, each Debentureholder and each of their respective Representatives from and against any and all loss suffered or incurred by them, as a direct or indirect result of, or arising with, any Environmental Loss. "Environmental Loss" means any Loss suffered or incurred (i) as a result of any Order or request made against or to the Trustee, any Debentureholder or any of their respective Representatives in respect of any Environmental Contamination by a Group Member, (ii) to remedy any Environmental Contamination, (iii) as a result of any misrepresentation or breach by the Company or any Group Member with respect to any representations or warranties made in respect of Environmental Laws, or (iv) as a result of any breach or noncompliance by the Company of its obligations set forth in this Section 8.2. The provisions of this Section 8.2(i) shall survive (i) the satisfaction and termination of the Company's obligations with respect to the Debentures and pursuant to this Indenture, (ii) any release or discharge of the Project Real Property or any part thereof from the security provided for herein and (iii) any resignation or removal of the Trustee. No investigation made by or on behalf of the Trustee or any Debetureholder at any time shall waive, diminish the scope of or otherwise affect any representation or warranty made by the Company in this Indenture or the entitlement of the Trustee or any Debentureholder to rely thereon.
8.3	Notifications to the Trustee

The Company shall promptly notify the Trustee of:

(a)	any Default or Event of Default;
(b)	any material default by any party under or termination or threatened termination of any Material Contract, of which it becomes aware;

(c)	the loss of or material non-compliance with the terms of, or any threat (whether or not in writing) by a Governmental Authority to revoke or suspend, any material Project Authorization;
(d)	all material actions, suits and proceedings before any Governmental Authority or arbitrator pending, or to the knowledge of the Company, threatened, against or directly affecting any Group Member or the Project, including any actions, suits, claims, notices of violation, hearings, investigations or proceedings pending, or to the knowledge of the Company threatened, against or affecting any Group Member or with respect to the ownership, use, maintenance and operation of the Project;
(e)	any violation or suspected violation of any Applicable Law by any Group Member in any material respect;
(f)	any material damage to the Project, and whether a Group Member has made, or plans to make, any insurance claims with respect thereto with respect to such damage;
(g)	any non-compliance by any Group Member with the ICMM Guidelines or the HSEC Policy in any material respect, or by any Group Member with the Anti- Corruption Policy in any material respect;
(h)	any material disputes or disturbances pertaining to the Project involving local communities without limitation, any Aboriginal group;
(i)	any material labour disruption involving the workforce at the Project;
(j)	any event, circumstance or fact that could reasonably be expected to give rise to a "Seller Event of Default" as defined under the Stream Agreement, or any event or condition which, upon notice, lapse of time, or both, would constitute a "Seller Event of Default" as defined under the Stream Agreement, or any other agreement in respect of Debt of any Group Member in a principal amount of $5,000,000 or more without giving effect to any amendments or waivers from the creditor party thereunder; and
(k)	any other condition or event which has resulted, or that could reasonably be expected to result, in a Material Adverse Effect,

in each case, accompanied by an Officer's Certificate of the Company setting forth details of the occurrence referred to therein.

8.4	Notifications to the Trustee Regarding Environmental Matters

The Company shall promptly provide notice to the Trustee of:

(a)	any material claim, complaint, notice or order under any Environmental Laws affecting any Group Member or the Project;

(b)	learning of the existence of Hazardous Substances located on, above or below the surface of any land which any Group Member occupies or controls, except those being stored, used or otherwise handled in compliance with Environmental Laws, or contained in the soil or water constituting such land, in each case which could reasonably be expected to have a material impact on the Group Members' ability to carry on the Business and to develop or operate the Project;
(c)	the occurrence of any reportable Release of Hazardous Substances that has occurred on or from such land which could reasonably be expected to have a material impact on the Group Members' ability to carry on the Business and to develop or operate the Project;
(d)	upon receiving (a) any Environmental Notice with respect to any existing or potential non-compliance with, or alleged non-compliance with, or breach of or alleged breach of, any Environmental Law and (b) any Environmental Review prepared on or after the date hereof, immediately deliver a copy of same to the Trustee;
(e)	the occurrence of any change in business activity conducted by it which involves the storage, use or handling of Hazardous Substances or wastes or increases its Environmental liability in any material manner; and
(f)	any proposed change in the use or occupation of the Project Real Property which may have a material impact on the Group Members' ability to carry on the Business develop and to operate the Project.
8.5	Financial Information

As soon as practicable following a request thereof from the Trustee, the Company shall provide any financial information, financial statements, budgets, forecasts, projections, lists of property and accounts and other statements as the Trustee may reasonably request from time to time, including copies of any Tax Returns and any other elections, remittance forms or other documents filed by a Group Member pursuant to any legislation which requires a Group Member to pay, withhold, collect, or remit amounts.

8.6	Material Contracts, Material Project Authorizations and Mine Plan

The Company shall promptly deliver or furnish, or cause to be delivered or furnished, to the Trustee a copy of:

(a)	any new Material Contract or any amendment or revision to any existing Material Contract;
(b)	any new material Project Authorization or any amendment, revision, reissuance or replacement of any existing material Project Authorization;
(c)	any amendment, revision or supplement to or replacement of the Mine Plan;

(d)	any new technical reports or updated mineral reserve and mineral resource estimates produced that pertain to the Project Real Property, or any material engineering or technical studies relating to the Project; and
(e)	any material reports, certificates, documents and notices relating to the Project which are delivered to any Group Member by or on behalf of any third-party consultant or contractor.
8.7	Quarterly Reporting

As soon as available and in any event within forty-five (45) days after the end of each Fiscal Quarter of each Fiscal Year, the Company shall deliver to the Trustee:

(a)	a Quarterly Operations Report and a Quarterly Production Report; and
(b)	a copy of the Company's quarterly unaudited consolidated financial statements for such Fiscal Quarter, and the parties agree that the making of such documents publicly available on the Company's SEDAR profile satisfies the delivery requirements under this Section 8.7.
8.8	Annual Reporting
(a)	As soon as available and in any event within ninety (90) days after the end of each Fiscal Year of the Company, the Company shall deliver to the Trustee:
(i)	a copy of the Company's audited annual consolidated financial statements for such Fiscal Year and the parties agree that the making of such documents publicly available on the Company's SEDAR profile satisfies the delivery requirements under this Section 8.8; and
(ii)	an Officer's Certificate of the Company listing the types of insurance coverages in effect for the Group Members and stating the amounts of such insurance and the applicable deductibles under such insurance.
(b)	As soon as available and in any event by no later than March 15 of each calendar year, the Company shall deliver to the Trustee an Annual Operations Report in respect of the immediately preceding calendar year.
(c)	As soon as available and in any event by no later than November 30 of each calendar year, the Company shall deliver to the Trustee an Annual Forecast Report in respect of the upcoming calendar year, provided, however, that if the content of such report is dependent on information to be provided by third parties which has not been provided by such third parties within a reasonable period prior to November 30, the Company shall use its commercially reasonable efforts to provide such report as soon as possible after November 30, but shall, in any event, provide such report by December 15.

For greater certainty, the Trustee has no obligation to monitor, review or analyze the documents provided to the Trustee under Sections 8.3, 8.4, 8.5, 8.6, 8.7 or 8.8.

8.9	Annual Certificate of Compliance

The Company shall deliver to the Trustee, within 120 days after the end of the Company's Fiscal Year, an Officer's Certificate as to the knowledge of such officers of the Company who execute the Officer's Certificate of the Company's compliance with all conditions and covenants in this Indenture certifying that after reasonable investigation and inquiry, the Company has complied with all covenants, conditions or other requirements contained in this Indenture, the non- compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

8.10	Corporate Policies
(a)	On or prior to February 28, 2023, the Company shall have delivered an Officer's Certificate to the Trustee certifying that the Group Members including without limitation, in the conduct of operations at the Project, have been and are in compliance in all material respects with the ICMM Guidelines.
(b)	The Company shall (A) at all times maintain the HSEC Policy and shall periodically review and update the HSEC Policy to ensure that it is consistent with the ICMM Guidelines and Good Industry Practice as it pertains to health, safety, environmental, community and related operational matters, (B) ensure that all operations in respect of the Project comply in all material respects with the ICMM Guidelines and the HSEC Policy, and (C) keep, or cause the Group Members to keep, all relevant documentation in order for the Trustee to verify such compliance. In the event of any non-compliance with Environmental Law, the ICMM Guidelines or the HSEC Policy, the Company shall, or shall cause the appropriate Subsidiary to, develop and implement a corrective action plan acceptable to the Trustee, acting reasonably. The Company, and shall cause its Subsidiaries to, upon the request of the Trustee, acting reasonably, provide the Trustee with any information relating to measures or monitoring undertaken by or on behalf of the Company or its Subsidiaries under Environmental Law, the ICMM Guidelines, the HSEC Policy or any corrective action plan
(c)	The Company shall, and the Company shall cause all of the Group Members to, at all times comply with the Anti-Corruption Policy, and shall immediately notify the Trustee upon becoming aware of any breach or suspected breach of the Anti- Corruption Policy. The Company shall not, without the prior written consent of the Trustee, acting reasonably, amend, terminate, replace or otherwise vary the Anti- Corruption Policy.

8.11	Changes to Accounting Policies

If there is any material change in a period to the accounting policies, practices and calculation methods used by the Company in preparing its financial statements or components thereof as compared to any previous period, the Company shall provide the Trustee with all information which the Trustee reasonably requires relating to the impact of any such material change on the comparability of the reports provided to the Trustee after any such material change to previous reports. Until the Trustee, at the direction of the requisite percentage of Debentureholders, has approved such material change in writing, the Company shall continue to prepare and provide any reports to the Trustee hereunder in accordance with the accounting policies, practices and calculation methods in effect prior to such material change.

8.12	Common Shares Issuable upon Conversion

The Company shall:

(a)	at all times reserve and keep available out of its authorized Common Shares solely for the purpose of issue and delivery upon the conversion of any amounts under this Indenture, and conditionally allot to the Debentureholders, such number of Common Shares as shall then be issuable upon the conversion of any amounts under this Agreement which may be converted into Common Shares. The Company covenants with the Debentureholders that all Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable;
(b)	comply with all Applicable Securities Laws and the rules of the TSX (or any other stock exchange on which the Common Shares are then listed) relating to the issue and delivery of Common Shares upon the conversion of any amounts under this Indenture, obtain any regulatory approval in respect thereof as may be required pursuant to such laws and rules, and use commercially reasonable efforts to cause to be listed and posted for trading such Common Shares on the TSX (or any and each other stock exchange on which the Common Shares are then listed) prior to the issuance thereof; and
(c)	take all such reasonable steps and actions and do all such things as may be necessary to maintain the listing and posting for trading of the Common Shares on the TSX (or any and each other stock exchange on which the Common Shares are then listed) and maintain its status as a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in all provinces of Canada.
8.13	Negative Covenants

Except as otherwise provided in this Indenture, so long as any Obligations remain outstanding the Company shall not, and shall not permit any other Group Member to, without the prior written consent of the Trustee, acting on the direction of the requisite percentage of Debentureholders in accordance with Article 12:

(a)	enter into any transaction or series of related transactions or any document or agreement related thereto whereby (i) all or substantially all of the equity interests in a Group Member, or (ii) all or substantially all of the Project Property, would directly or indirectly become the property of any other Person;

(b)	(i) use, or authorize the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) make, or authorize the making of, any direct or indirect unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic or foreign government official or employee from corporate funds; or (iii) violate any provision of AML Legislation, Anti-Corruption Laws or any applicable sanctions;
(c)	make any payment of royalties in respect of Minerals from the Project Real Property, other than the amounts required by the Royalties, or enter into any royalty, stream financing or similar agreement with any other Person in relation to the Project Real Property, other than the Royalties, the Stream Agreement and the Offtake Agreement;
(d)	create, incur, assume or suffer to exist any Encumbrance upon all or any part of the Project Property, whether now owned or hereafter acquired, other than Permitted Encumbrances;
(e)	issue more than US$100,000,000 of additional secured debt against the Project Property and any such security shall rank pari passu to the security of the Limited Recourse Guarantor and the Guarantor as contemplated in this Indenture;
(f)	make any Restricted Payment other than Permitted Restricted Payments;
(g)	enter into any agreement or arrangement or take any action which restricts or purports to restrict the ability of (i) any Group Member to pay dividends or make any other distributions to any Group Member or repay Debt owing to any Group Member, or (ii) any Group Member to deliver Minerals or perform its other obligations under this Indenture, the Offtake Agreement, the Gold Prepay Agreement or the Stream Agreement (other than this Indenture, the Stream Agreement, the Prepay Agreement and the Offtake Agreement);
(h)	create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any Debt other than Permitted Debt;
(i)	enter into any hedge instrument or incur any hedge obligations unless such hedge obligations are pursuant to Permitted Hedging Arrangements;
(j)	except as otherwise expressly contemplated by this Indenture or the Stream Agreement, provide financial assistance, either directly or indirectly, to any Person other than (i) the Company on an unsecured basis in favour of another Group Member or a Subsidiary in connection with the processing facilities and related infrastructure at the Project (the "Plant"), or (ii) Debt in respect of surety or completion bonds, standby letters of credit or letters of guarantee securing mine closure, asset retirement and environmental reclamation obligations of the Guarantor to the extent required by Applicable Laws or a Governmental Authority; provided that, the Limited Recourse Guarantor shall not be restricted from providing financial assistance provided such financial assistance is not derived from the proceeds of the Offering, and provided further such financial assistance would not reasonably be expected to (a) result in a Material Adverse Effect, or (b) materially impair the ability of any other Group Member to construct, develop and operate the Project in accordance with the Mine Plan;

(k)	other than the Limited Recourse Guarantor exclusively with respect to the Project, make any Investments, except: (i) Investments in another Group Member or a Subsidiary in connection with, and for the sole purpose of the development or maintenance of the Plant (or assets acquired pursuant to an Acquisition), provided that if such Investment is by way of Debt, such Debt must be subordinated to the Obligations; (ii) short term Investments in money market instruments with remaining maturities of twelve (12) months or less at the date of purchase including securities issued by government agencies, and term deposits and bank accounts with financial institutions provided that such short-term Investments are readily convertible to cash; (iii) Investments under Permitted Hedging Arrangements; or (iv) Investments by the Company or the Limited Recourse Guarantor: (i) in which the business of the entity in which the Investment is made is engaged in the exploration or mining of base or precious metals or such other line of business as is substantially similar, ancillary or related thereto or a reasonable extension thereof, and (ii) to the extent such Investment is not made in connection with the development, expansion or working capital requirements of the Project, the consideration paid for such Investment shall not be derived from the proceeds of the Offering, and provided further such Investment would not reasonably be expected to (a) result in a Material Adverse Effect, (b) impair the ability of the Group Members to perform and comply with their obligations under the Financing Documents, or (c) materially impair the ability of the Group Members to construct, develop and operate the Project in accordance with the Mine Plan;
(l)	not permit the Guarantor to change in any material respect the nature of its business or operations from the business of the expansion and operation of, and extraction, processing and sale of Minerals from, the Project, nor engage directly or indirectly in any material business activity, or purchase or otherwise acquire any material property, in either case, not related to or in furtherance of the conduct of the Project, or as reasonably required to perform its obligations under this Indenture, the Convertible Credit Agreements, the Gold Prepay Agreement or the Stream Agreement;
(m)	not permit the Guarantor to have any material liabilities other than Permitted Debt;
(n)	not permit any Group Member (other than the Guarantor) to acquire, own or hold any minerals produced from Project Real Property;
(o)	directly or indirectly purchase, acquire or lease any property from, or sell, transfer or otherwise dispose of any property to, or otherwise deal or enter into any agreement with, any Related Party (other than a Group Member), except in the ordinary course of and pursuant to the reasonable requirements of such Person's business and upon fair and reasonable terms that are no less favourable to the Group Member than those that could be obtained in an arm's length transaction with a Person that is not a Related Party;

(p)	enter into any transaction to change or reorganize its capital structure or materially amend its articles, by laws or any other constating documents in a manner that prejudices the Debentureholders; and
(q)	change its Fiscal Year.
8.14	Withholding Matters
(a)	All payments made by or on behalf of the Company under or with respect to the Debentures (including, without limitation, any penalties, interest and other liabilities related thereto) will be made free and clear of and without withholding, or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related hereto) imposed or levied by or on behalf of the Government of Canada or the United States or elsewhere, or of any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Withholding Taxes"), unless the Company is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of Withholding Taxes.
(b)	If the Company is so required to withhold or deduct any amount for, or on account of, Withholding Taxes from any payment made under or with respect to the Debentures, the Company shall deduct and withhold such Withholding Taxes from any payment to be made or with respect to the Debentures as and when required by applicable law, and, provided that the Company forthwith remits such amount to the relevant Governmental Authority or agency, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Company's obligations under the Debentures.
(c)	Notwithstanding anything to the contrary contained in this Indenture, if the Company is required to withhold or deduct any amount for or on account of Withholding Taxes from any payment made under or with respect to the Debentures to a holder, if such Withholding Taxes are an Indemnified Tax, the Company will pay to such holder as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Withholding Taxes on such Additional Amounts) will not be less than the amount the holder would have received if such Withholding Taxes had not been withheld or deducted.
(d)	For greater certainty, if any amount is required to be deducted or withheld in respect of Withholding Taxes upon a conversion of a Debenture, the Company shall be entitled to liquidate such number of Common Shares (or other securities) issuable as a result of such conversion as shall be necessary in order to satisfy such requirement. The Company shall provide the Trustee with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of any forms received from such Governmental Authority or agency promptly after receipt thereof.

(e)	The Company will indemnify and hold harmless each holder, and, within ten Business Days upon a written request in respect thereof, reimburse each such holder for the amount, excluding any payment of Additional Amounts by the Company, of (a) any Withholding Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Debentures; (b) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and (c) any Withholding Taxes imposed with respect to any reimbursement under clause (a) or (b), provided such amounts referred to in (a) to (c) are not Connection Income Taxes, and such indemnity will survive the termination or discharge of this Indenture and the payment of all amounts under or with respect to the Debenture indefinitely.
(f)	If the Company reasonably believes that such Taxes were not correctly or legally asserted, the Debentureholder will use reasonable efforts to cooperate with the Company to obtain a refund of such Taxes, so long as such efforts would not, in the sole determination of the Debentureholder, result in any additional out-of-pocket costs or expenses not reimbursed by the Company or be otherwise materially disadvantageous to the Debentureholder.
(g)	Any Debentureholder that is entitled to an exemption from or reduction of withholding Tax with respect to payments made hereunder shall deliver to the Company, at the time or times reasonably requested by the Company, such properly completed and executed documentation reasonably requested by the Company as will permit such payments to be made without withholding or at a reduced rate of withholding.
(h)	If a Debentureholder determines, in its sole discretion exercised in good faith, that it has received a refund of any Indemnified Taxes as to which it has been indemnified by the Company pursuant to this Section 8.14 (including by payment of Additional Amounts pursuant to this Section 8.14), it shall pay over to the Company an amount equal to such refund (but only to the extent of indemnity payments made, or Additional Amounts paid, by the Company under this Section 8.14 with respect to Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such Debentureholder and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). The Company, upon the request of a Debentureholder, shall repay to that Debentureholder the amount paid over to the Company pursuant to this Section 8.14(h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event such Debentureholder is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 8.14(h), in no event shall the Debentureholder be required to pay an amount to the Company pursuant to this Section 8.14(h) the payment of which would place the Debentureholder in a less favorable net after-Tax position than the Debentureholder would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 8.14(h) shall not be construed to require any Debentureholder to make available its Tax Returns (or any other information relating to its taxes which it deems confidential) to the Company or any other person.

(i)	Wherever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Debenture, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Article 9
DEFAULT

9.1	Events of Default
(a)	Each of the following events constitutes, and is herein referred to as, an "Event of Default":
(i)	failure for 15 days to pay interest on the Debentures when due;
(ii)	failure to pay principal and other amounts owing, if any, when due on the Debentures and/or the Financing Documents whether on the Maturity Date, upon redemption or a Change of Control, by declaration, by demand, by acceleration or otherwise (whether such payment is due in cash, Common Shares or other securities or property or a combination thereof);
(iii)	default in the delivery, when due, of any Conversion Shares or other consideration, payable on conversion with respect to the Debentures, which default continues for 15 days;
(iv)	a default in the observance of the covenant set forth in Section 5.2 (which default for certainty shall have no grace or cure period) and otherwise any other default in the observance or performance of any covenant or condition in any Financing Document by any Group Member and the failure to cure (or obtain a waiver for) such default for a period of 30 days after notice in writing has been given by the Trustee or from holders of not less than 25% in aggregate principal amount of the Debentures to the Company specifying such default and requiring the applicable Group Member to rectify such default or obtain a waiver for same;
(v)	any Group Member ceases or threatens to cease to carry on its Business or admits its inability, or fails, to pay its Debt generally as it becomes due;

(vi)	any Group Member or any Person that is a party to any Financing Document makes any representation or warranty under any Financing Document which is incorrect or incomplete when made or deemed to be made (except to the extent any such representation or warranty expressly relates to an earlier date, and in such case, shall be true and correct on and as of such earlier date) or, to the extent such representation or warranty is not already qualified by materiality, such representation or warrant is incorrect or incomplete in any material respect when made or deemed to be made;
(vii)	any Group Member (A) fails to make any payment when such payment is due and payable to any Person in relation to any Debt having a principal amount in excess of $10,000,000, and any applicable grace period in relation thereto has expired, or (B) defaults in the observance or performance of any other agreement or condition in relation to any such Debt or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs or condition exists, the effect of which default or other condition, if not remedied within any applicable grace period, would be to cause, or to permit the holder of such Debt to declare such Debt to become due prior to its stated maturity date;
(viii)	a final judgment, order, writ of execution, garnishment or attachment or similar process for an amount in excess of $20,000,000 is issued or levied against any Group Member or any material portion of the Project Property;
(ix)	if a decree or order of a Court having jurisdiction is entered adjudging any Group Member as bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of such Group Member, or appointing a receiver of, or of any substantial part of, the property of such Group Member or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;
(x)	if any Group Member institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of such Group Member or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;
(xi)	an order is made, or a resolution is passed, for the winding-up or liquidation of a Group Member;
(xii)	any Financing Document is repudiated or contested by any Group Member in whole or in part, ceases to be in full force and effect, or is invalidated or rendered unenforceable by any act, regulation or governmental action or is determined to be invalid by a court or other judicial entity;

(xiii)	if, after the date of this Indenture, any proceedings with respect to a Group Member are taken with respect to a compromise or arrangement, with respect to creditors of such Group Member generally, under the applicable legislation of any jurisdiction; or
(xiv)	if any Security Document ceases to constitute a valid and perfected first- priority Security Interest (subject only to Permitted Encumbrances) upon all the Secured Assets it purports to charge or encumber, in favour of the Collateral Agent for the benefit of the Debentureholders;
(xv)	an Encumbrancer or any other Person takes possession of a material portion of the Project Property or by appointment of a receiver, receiver and manager, or otherwise;
(xvi)	the audit report to the financial statements of the Company are qualified in any material respect which is unacceptable to the Agents, acting reasonably;
(xvii)	except as specifically permitted in this Indenture, a Group Member takes or seeks to take any action to (A) abandon all or any material portion of the Project Property, (B) put the Project on care and maintenance, or (C) otherwise suspend development or mining operations at the Project (other than temporary suspensions for sound operational reasons not to exceed three (3) months);
(xviii)	any Governmental Authority directly or indirectly condemns, expropriates, nationalizes, seizes or appropriates any Group Member or any material property which relates to or forms part of the Project Property;
(xix)	all or any portion of the Project Property is sold, transferred, Encumbered or assigned without the consent of the Trustee (other than pursuant to a disposition expressly permitted hereunder or a Permitted Encumbrance, as applicable);
(xx)	either (A) the Guarantor fails to maintain mining operations at the Project, (B) any Governmental Authority imposes or enforces formal or de facto exchange or currency controls or restrictions on export of metal, or (C) any other factor or circumstance occurs which in any such case, in the sole opinion of the Agents, makes it impractical or impossible for the Company to make the required payments hereunder, or for any Group Member or Subsidiary of the Company to perform the obligations under the Offtake Agreement or the Stream Agreement, or for any Group Member to otherwise perform its obligations under the Financing Documents;
(xxi)	any Group Member fails to obtain, or loses the right to, or benefit of, a material Project Authorization, or any Authorization (including TSX approval) in respect of the transactions contemplated by this Indenture is modified in a manner adverse in a material respect to the Debentureholders;

(xxii)	(A) any Group Member, or any director or officer of any Group Member, has breached, or is charged with breaching, any AML Legislation, any Anti- Corruption Laws or any sanctions laws, or (B) any employee or agent of any Group Member has breached, or is charged with breaching, any AML Legislation, any Anti-Corruption Laws or any sanctions laws, unless either a) such Group Member's relationship with such employee or agent is terminated within ten (10) days of acquiring actual knowledge of such breach or charge, or b) such Group Member takes such other action to remedy such breach or charge as may be acceptable to the Trustee, at the direction of the Debentureholders within ten (10) days of acquiring actual knowledge of such breach or charge and thereafter continues to take such action as may be acceptable to the Trustee, at the direction of the Debentureholders;
(xxiii)	the occurrence of a Material Adverse Effect;
(xxiv)	the occurrence of a Convertible Credit Agreement Event of Default;
(xxv)	the occurrence of any "Seller Event of Default" as defined in the Stream Agreement, without giving effect to any amendments or waivers from the stream purchasers thereunder; or
(xxvi)	if one or more encumbrancers, lienors or landlords take possession of any Secured Assets or attempts to enforce their security or other remedies against such property and their claims remain unsatisfied for such period as would permit such property to be sold thereunder, then: (i) in each and every such event listed above, the Trustee may, in its discretion, but subject to the provisions of this Section, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding (or if the Event of Default shall exist only in respect of one or more series of the Debentures then outstanding, then upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures of such series then outstanding), subject to the provisions of Section 9.3, by notice in writing to the Company declare the principal and the interest, on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall thereupon forthwith become immediately due and payable (or, if the Event of Default shall exist only in respect of one or more series of the Debentures then outstanding, then the Trustee may declare due and payable the principal and/or the interest, only with respect to such series of Debentures in respect of which there is an Event of Default) to the Trustee, and (ii) on the occurrence of an Event of Default under clauses 9.1(a)(vii), 9.1(a)(x), or 9.1(a)(xi), the principal and the interest, on all Debentures then outstanding hereunder and all other monies outstanding hereunder, shall automatically without any declaration or other act on the part of the Trustee or any Debentureholder become immediately due and payable to the Trustee and, in either case, upon such amounts becoming due and payable in either (i) or (ii) above, the Company shall forthwith pay to the Trustee for the benefit of the Debentureholders such principal and accrued and unpaid interest on such Debenture and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal and interest and such other monies from the date of such declaration or event until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the manner mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Company's obligations hereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 9.6.

(b)	For greater certainty, for the purposes of this Section 9.1, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal and/or the interest (if any) on the Debentures of such series in which case references to Debentures in this Section 9.1 refer to Debentures of that particular series.
(c)	For purposes of this Article 9, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 9.1, then this Article 9 shall apply mutatis mutandis to the Debentures of such series and references in this Article 9 to the Debentures shall mean Debentures of the particular series and references to the Debentureholders shall refer to the Debentureholders of the particular series, as applicable.
9.2	Notice of Events of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 13.2, provided that notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Company in writing. When notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Debentureholders within 15 days after the Trustee receives written notice that the Event of Default has been cured.

9.3	Waiver of Default
(a)	Upon the happening of any Event of Default hereunder:
(i)	the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Debentures then outstanding, to instruct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 9.1 and the Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the non- observance or non-performance by the Company of any covenant applicable only to one or more series of Debentures, then the holders of more than 50% of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(ii)	the Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable.
(b)	No such act or omission either of the Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.
9.4	Enforcement by the Trustee or Collateral Agent
(a)	Subject to the provisions of Section 9.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Company shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 9.1, the principal of and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.
(b)	The Trustee shall be entitled and empowered, either in its own name or as Trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Company or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Trustee, which may include acting and relying on Counsel, in order to have the respective claims of the Trustee and of the holders of the Debentures against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 9.3, nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

(c)	The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.
(d)	All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.
(e)	If the Collateral Agent has become entitled to enforce the Security Interests with respect to the Secured Assets, in addition to any right or remedy arising under this Indenture or pursuant to applicable laws, the Collateral Agent, by itself, its officers, its agents or its attorneys, may, in its discretion, as advised by its counsel, exercise any and all rights granted to the Collateral Agent in any of the Security Documents.

9.5	No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

9.6	Application of Monies by Trustee
(a)	Except as herein otherwise expressly provided, any monies received by the Trustee from the Company pursuant to the foregoing provisions of this Article 9, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Company, shall be applied, together with any other monies in the hands of the Trustee available for such purpose, as follows:
(i)	first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;
(ii)	second, if and to the extent that the Trustee deems it in the interest of the Debentureholders generally, in payment of all liens, Security Interests and other encumbrances (if any) on the Secured Assets ranking or capable of ranking in priority to the Security Interest granted pursuant to the Security Documents or to keep in good standing any such prior encumbrances;
(iii)	third, but subject as hereinafter in this Section 9.6 provided, in payment, rateably and proportionately to the holders of Debentures, of the principal of and accrued and unpaid interest on and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then accrued but unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(iv)	fourth, in payment of the surplus, if any, of such monies to the Company or its assigns;

provided, however, that no payment shall be made pursuant to clause (iii) above in respect of the principal and/or the interest on any Debenture held, directly or indirectly, by or for the benefit of the Company or any Subsidiary (other than any Debenture pledged for value and in good faith to a Person other than the Company or any Subsidiary but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal and interest on all Debentures which are not so held.

(b)	The Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in subsection 9.1(a)(i), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.
9.7	Notice of Payment by Trustee

Not less than 15 days' notice shall be given in the manner provided in Section 13.2 by the Trustee to the Debentureholders of any payment to be made under this Article 9. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

9.8	Trustee May Demand Production of Debentures

The Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal or interest required by this Article 9 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it as the Trustee shall deem sufficient.

9.9	Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

9.10	Judgment Against the Company

The Company covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and the interest thereon and any other monies owing hereunder.

9.11	Immunity of Directors, Officers and Others

The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, director or employee of the Company or holder of Common Shares of the Company or of any successor for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Company contained herein or in the Debentures.

Article 10
SATISFACTION AND DISCHARGE

10.1	Cancellation and Destruction

All Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee and, if required by the Company, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

10.2	Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal of or interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a)	the Company shall be entitled to pay or deliver to the Trustee and direct it to set aside; or
(b)	in respect of monies in the hands of the Trustee which may or should be applied to the payment of the Debentures, the Company shall be entitled to direct the Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the monies in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal of or interest thereon payable on or represented by each Debenture in respect whereof such monies have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 10.3.

10.3	Repayment of Unclaimed Monies

Subject to applicable law, any monies set aside under Section 10.2 and not claimed by and paid to holders of Debentures as provided in Section 10.2 within four years after the date of such setting aside shall upon the written demand of the Company be repaid and delivered to the Company by the Trustee and thereupon the Trustee shall be released from all further liability with respect to such monies and thereafter the holders of the Debentures in respect of which such monies were so repaid to the Company shall have no rights in respect thereof except to obtain payment and delivery of the monies from the Company subject to any limitation provided by the laws of the Province of Ontario.

10.4	Discharge

The Trustee shall at the written request and expense of the Company release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Company from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption in the occurrence of a Change of Control, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

10.5	Satisfaction
(a)	The Company shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures and the Trustee, at the expense of the Company, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures:
(i)	the Company has deposited or caused to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money sufficient to pay, satisfy and discharge the entire amount of the principal and interest to maturity, or any repayment date or any Change of Control Purchase Date or otherwise as the case may be, and payment of present taxes owing and any taxes arising with respect to all deposited funds or other provision for payment in respect of such Debentures;

(ii)	the Company has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose of making payment on such Debentures cash in the currency or currency unit in which the Debentures are payable as will be sufficient to pay and discharge the entire amount of the principal of and accrued and unpaid interest to the Maturity Date or any repayment date, as the case may be, of all such Debentures; or
(iii)	all Debentures Authenticated and delivered (other than (i) Debentures which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.7 and (ii) Debentures for whose payment has been deposited in trust and thereafter repaid to the Company as provided in Section 10.3) have been delivered to the Trustee for cancellation;

so long as in any such event:

(1)	the Company has paid, caused to be paid or made provisions to the satisfaction of the Trustee for the payment of all other sums payable or which may be payable with respect to all of such Debentures (together with all applicable fees and expenses of the Trustee in connection with the payment of such Debentures and its duties under this Indenture);
(2)	the Company has delivered to the Trustee an Officer's Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with; and
(3)	the Trustee shall have received an opinion or opinions of Counsel that Debentureholders will not be subject to any additional taxes as a result of the exercise by the Company of the defeasance and that such holders will be subject to taxes, if any, including those in respect of income (including interest and taxable capital gains), on the same amount, in the same manner and at the same time or times as would have been the case if the defeasance option had not been exercised in respect of such Debentures.
(b)	Any deposits with the Trustee referred to in this Section 10.5 shall be irrevocable, subject to Section 10.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal and/or the interest (if any) on the Debentures being satisfied.

(c)	Upon the satisfaction of the conditions set forth in this Section 10.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2 and Article 4 and the provisions of Article 1 pertaining to Article 2 and Article 4) shall no longer be binding upon or applicable to the Company.
(d)	Any funds or obligations deposited with the Trustee pursuant to this Section 10.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.
(e)	If the Trustee is unable to apply any money in accordance with this Section 10.5 by reason of any legal proceeding or any order or judgment of any court or Governmental Authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money had been deposited pursuant to this Section 10.5 until such time as the Trustee is permitted to apply all such money in accordance with this Section 10.5, provided that if the Company has made any payment in respect of the principal and/or the interest (if any) on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Trustee.
10.6	Continuance of Rights, Duties and Obligations
(a)	Where trust funds or trust property have been deposited pursuant to Section 10.5, the holders of Debentures and the Company shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 4, and Article 5.
(b)	Subject to the provisions of Section 10.6(a), in the event that, after the deposit of trust funds or trust property pursuant to Section 10.5 in respect of a series of Debentures (the "Defeased Debentures"), any holder of any of the Defeased Debentures from time to time converts its Debentures to Conversion Shares or other securities of the Company in accordance with Article 6 or any other provision of this Indenture, the Trustee shall upon receipt of a Written Direction of the Company return to the Company from time to time the proportionate amount of the trust funds or other trust property deposited with the Trustee pursuant to Section 10.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).
(c)	In the event that, after the deposit of trust funds or trust property pursuant to Section 10.5, the Company is required to make a Change of Control Offer to purchase any outstanding Debentures pursuant to subsection 2.1(h) (in respect of Debentures or the comparable provision of any other series of Debentures), in relation to Debentures or to make an offer to purchase Debentures pursuant to any other similar provisions relating to any other series of Debentures, the Company shall be entitled to use any trust money or trust property deposited with the Trustee pursuant to Section 10.5 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of the Company the Total Offer Price payable to such holders in respect of such Change of Control Offer in respect of Debentures. Upon receipt of a Written Direction of the Company, the Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Trustee pursuant to Section 10.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures held by such holders who have accepted any such offer to the Company (which amount shall be based on the applicable principal amount of the Defeased Debentures held by accepting offerees in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

Article 11
COMMON SHARE INTEREST PAYMENT ELECTION

11.1	Common Share Interest Payment Election
(a)	Subject to the provisions of any series of Debentures, the Company shall have the right, from time to time (including following conversion, at the time of redemption or at the time of maturity), to make a Common Share Interest Payment Election in respect of any Interest Obligation by delivering a Common Share Interest Payment Election Notice to the Trustee no later than the earlier of: (i) the date required by applicable law or the rules of any Stock Exchanges on which the Common Shares are then listed; and (ii) the day which is seven Business Days prior to the Interest Payment Date to which the Common Share Interest Payment Election relates. Such Common Share Interest Payment Election Notice shall provide that all or a portion of such Interest Obligation may be paid by the Company in Common Shares by the delivery of Common Shares to the Trustee in an amount equal to (A) the amount of interest payable pursuant to such Interest Obligation divided by (B) Common Share Interest Conversion Price.
(b)	The Company's right to exercise the Common Share Interest Payment Election shall be conditional upon the following conditions being met on or before 11:00 a.m. (Toronto time) on the day which is one Business Day prior to the Interest Payment Date, such conditions being in favour of the Debentureholders:
(i)	the issuance of the Common Shares on the exercise of the Common Share Interest Payment Election shall be made in accordance with Applicable Securities Legislation;
(ii)	the listing of such additional Common Shares on each stock exchange on which the Common Shares are then listed;

(iii)	no Event of Default shall have occurred and be continuing; and
(iv)	the receipt by the Trustee of an Officers' Certificate stating that conditions (i), (ii) and (iii) above have been satisfied and setting forth (A) the number of Common Shares to be delivered for each $1,000 principal amount of Debentures; (B) the amount of interest payable on such Interest Payment Date, and (C) the Common Share Interest Conversion Price.

If the foregoing conditions are not satisfied on or before 11:00 a.m. (Toronto time) on the Business Day prior to the Interest Payment Date, the Company shall pay the interest payable on the Debentures on such Interest Payment Date for which a Common Share Interest Payment Election was made in accordance with Section 2.10, unless the Debentureholders waive the conditions which are not satisfied by way of Extraordinary Resolution.

(c)	In the event that the Company duly exercises its Common Share Interest Payment Election, the Company shall on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Interest Payment Date, deliver to the Trustee, for delivery to and on account of the registered holders of such Debentures appearing on the registers maintained by the Trustee at the close of business on the fifth Business Day prior to the applicable Interest Payment Date, the Common Shares to which such holders are entitled. The Company shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with the Common Share Interest Payment Election. Every such deposit shall be irrevocable.
(d)	From the certificates so deposited, the Trustee shall deliver to such Debentureholders the certificates to which they are entitled. The delivery of such certificates to the Trustee will satisfy and discharge the liability of the Company for the Interest Obligation to which the delivery of certificates relates (including the amount of any Common Shares sold to pay applicable withholding taxes in accordance with Section 11.1(i)), and such Common Shares will represent full satisfaction of such Interest Obligation and such holders will have no further recourse to the Company in respect of such Interest Obligation.
(e)	No fractional Common Shares shall be delivered upon the exercise of the Common Share Interest Payment Election but, in lieu thereof, the Company shall pay to the Trustee for the account of the entitled Debentureholders, at the time contemplated in Section 11.1(c), the cash equivalent thereof determined on the basis of the Conversion Price as of the Business Day prior to the Interest Payment Date (less applicable withholding tax, if any), provided, however, the Company shall not be required to make any payment of less than $10.00.
(f)	A holder shall be treated as the shareholder of record of the Common Shares issued on due exercise by the Company of its Common Share Interest Payment Election effective immediately after the close of business on the Interest Payment Date, and shall be entitled to all substitutions therefore, all income earned thereon or accretions thereto and all dividends or distributions (including dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)	The Company shall at all times reserve and keep available out of its authorized Common Shares, solely for the purpose of issue and delivery upon the exercise of the Common Share Interest Payment Election as provided herein, and shall issue to Debentureholders to whom Common Shares will be issued pursuant to exercise of the Common Share Interest Payment Election, such number of Common Shares as shall be issuable in such event. All Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.
(h)	The Company shall from time to time promptly pay, or make provision satisfactory to the Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Common Shares to holders upon exercise of the Common Share Interest Payment Election pursuant to the terms of the Debentures and of this Indenture.
(i)	If the Company makes a Common Share Interest Payment Election in accordance with this Section 11.1 and if the payment represented by the Common Shares issuable in satisfaction of the Interest Obligation is subject to withholding taxes and the amount of the cash payment, if any, of the principal amount due on maturity, if such maturity is concurrent with the interest payment, is insufficient to satisfy such withholding taxes, the Trustee, on the written direction of the Company but for the account of the holder: (a) shall sell, or cause to be sold, through the investment banks, brokers or dealers selected by the Company, out of the Common Shares issued by the Company for this purpose, such number of Common Shares that, together with any cash component of the principal amount due on maturity, if such maturity is concurrent to the interest payment, is sufficient to yield net proceeds (after payment of all costs) to cover the amount such withholding taxes; and (b) shall remit such amount withheld on behalf of the Company to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

Article 12
MEETINGS OF DEBENTUREHOLDERS

12.1	Right to Convene Meeting

The Trustee or the Company may at any time and from time to time, and the Trustee shall, on receipt of a Written Direction of the Company or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Company or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Trustee failing, within 30 days after receipt of any such request and such funding and indemnity, to give notice convening a meeting, the Company or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Trustee.

12.2	Notice of Meetings
(a)	At least 21 days' notice of any meeting shall be given to the Debentureholders in the manner provided in Section 13.2 and a copy of such notice shall be sent by post to the Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.
(b)	Subject to Section 12.2(c), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 12.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Trustee and the Company for all purposes hereof.
(c)	A proposal:
(i)	to extend the maturity or date of payment of interest of Debentures of any particular series or to reduce the principal amount thereof, or to impair or change any conversion right thereof;
(ii)	to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or
(iii)	to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 12.1 or Sections 12.4, 12.12 and 12.15;

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

12.3	Chairman

Some Person, who need not be a Debentureholder, nominated in writing by the Trustee shall be chairman of the meeting and if no Person is so nominated, or if the Person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in Person or by proxy shall choose some Person present to be chairman.

12.4	Quorum

Subject to the provisions of Section 12.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place to the extent possible and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 12.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum is present at the commencement of business.

12.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

12.6	Show of Hands

Every question submitted to a meeting shall, subject to Section 12.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

12.7	Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting and voted on the poll.

12.8	Voting

On a show of hands every Person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in Person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he or she shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than United States dollars, the principal amount thereof for these purposes shall be computed in United States dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in Person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in Person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

12.9	Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Company (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)	the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any Person signing on behalf of a Debentureholder;
(b)	the deposit of instruments appointing proxies at such place as the Trustee, the Company or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and
(c)	the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic means before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and Persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

12.10	Persons Entitled to Attend Meetings

The Company and the Trustee, by their respective officers, employees and directors, the Auditors of the Company and the legal advisors of the Company, the Trustee or any Debentureholder (and their legal advisors) may attend any meeting of the Debentureholders, but shall have no vote as such.

12.11	Powers Exercisable by Extraordinary Resolution
(a)	In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution (subject, in the case of subsections (i), (ii), (iii), (iv), (vi), (xii), (xiii) and (xiv), to applicable securities laws and regulatory requirements including the prior approval of the TSX, if required):
(i)	power to authorize the Trustee to grant extensions of time for payment of any the principal and/or the interest on the Debentures, whether or not the principal and/or the interest, the payment of which is extended, is at the time due or overdue;
(ii)	power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Trustee (subject to the prior consent of the Trustee, such consent not to be unreasonably withheld) against the Company, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;
(iii)	power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Company and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;
(iv)	power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Company or for the consolidation, amalgamation, arrangement, combination or merger of the Company with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Company or any part thereof;
(v)	power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(vi)	power to waive, and direct the Trustee to waive, any default hereunder and/or cancel any declaration made by the Trustee pursuant to Section 9.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;
(vii)	power, subject to Section 9.5, to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal and/or the interest on the Debentures, or for the execution of any trust or power hereunder;
(viii)	power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 9.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;
(ix)	power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company;
(x)	power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings and the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;
(xi)	power to remove the Trustee from office and to appoint a new Trustee or Trustees provided that no such removal shall be effective unless and until a new Trustee or Trustees shall have become bound by this Indenture;

(xii)	power to sanction the exchange of the Debentures for or the conversion thereof into shares, bonds, debentures or other securities or obligations of the Company or of any other Person formed or to be formed;
(xiii)	power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of subsection 12.11(a)(xii); and
(xiv)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to clause 12.11(a)(x).
12.12	Meaning of "Extraordinary Resolution"
(a)	The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding, are present in Person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of the Debentures present or represented by proxy at the meeting and voted upon on a poll on such resolution.
(b)	If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding are not present in Person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days' notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 13.2. Such notice shall state that at the adjourned meeting the Debentureholders present in Person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66 2/3% of the principal amount of the Debentures present or represented by proxy at the meeting and voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding, are not present in Person or by proxy at such adjourned meeting.
(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

12.13	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

12.14	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Company, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

12.15	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised: (i) in the case of an Extraordinary Resolution, by the holders of 66 2/3% of the principal amount of all the outstanding Debentures, by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed; and (ii) in the case of any other resolution, by the holder of a majority of the principal amount of all outstanding Debentures, by an instrument in writing signed in one or more counterparts.

12.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 12.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder, the Company and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

12.17	Evidence of Rights Of Debentureholders
(a)	Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b)	The Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

Article 13
NOTICES

13.1	Notice to Company

Any notice to the Company under the provisions of this Indenture shall be valid and effective if delivered or emailed to the Company at: 1100 Russell Street, Thunder Bay, Ontario, Canada P7B 5N2, Attention: Ewan Downie, Email: [Redacted - Personal Information]; or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Company may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Company for all purposes of this Indenture.

13.2	Notice to Debentureholders
(a)	All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Company to give or mail any notice due to anything beyond the reasonable control of the Company shall not invalidate any action or proceeding founded thereon.
(b)	If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Company shall give such notice by publication at least once in the city of Toronto (or in such of those cities as, in the opinion of the Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.
(c)	Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.
(d)	All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any Persons interested in such Debenture.

13.3	Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if delivered, receipt confirmed, to the Trustee at its office in the City of Toronto, Ontario, at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1, Email: tmxestaff-corporatetrust@tmx.com, Attention: Vice President Trust Services and shall be deemed to have been effectively given as at the date of such receipt confirmation or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.

13.4	Notice to Collateral Agent

Any notice to the Collateral Agent under the provisions of this Indenture shall be valid and effective if delivered, receipt confirmed, to the Collateral Agent at its office in the City of Toronto, Ontario, at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1, Email: tmxestaff-corporatetrust@tmx.com, Attention: Vice President Trust Services and shall be deemed to have been effectively given as at the date of such receipt confirmation or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.

13.5	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 13.3 or Section 13.4, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 13.3 or Section 13.4, as applicable.

Article 14
CONCERNING THE TRUSTEE

14.1	No Conflict of Interest

The Trustee represents to the Company that to the best of its knowledge at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 14.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Trustee shall, within 90 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 14.2. The Trustee also serves as the transfer agent for the Common Shares.

14.2	Replacement of Trustee
(a)	The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company 90 days' notice in writing or such shorter notice as the Company may accept as sufficient. If at any time a material conflict of interest exists in the Trustee's role as a fiduciary hereunder the Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 14.2. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debentureholders. Failing such appointment by the Company, the retiring Trustee or any Debentureholder may apply to a judge of the Ontario Superior Court of Justice, on such notice as such judge may direct at the Company's expense, for the appointment of a new Trustee but any new Trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 14.2 shall be a Company authorized to carry on the business of a trust company in all of the Provinces and Territories of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b)	Any company into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, or any company which shall purchase all or substantially all of the corporate trust book of business of the Trustee, shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Company, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and, upon receipt by the Trustee of payment in full for any outstanding charges due to it, shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Company be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Company.
14.3	Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

14.4	Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 14.5, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may act and rely on an opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Company.

14.5	Evidence and Authority to Trustee, Opinions, etc.
(a)	The Company shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Company or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Company, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 14.5, or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Company written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.
(b)	Such evidence shall consist of:
(i)	a certificate made by any one officer or director of the Company, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;
(ii)	in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and
(iii)	in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Company whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.
(b)	Whenever such evidence relates to a matter other than the Authentication and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Company it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

(d)	Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (i) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that, in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (iv) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.
(e)	The Company shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, its certificate that the Company has complied with all covenants, conditions or other requirements contained in this Indenture, the non- compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Company shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Company or as a result of any obligation imposed by this Indenture.
14.6	Officer's Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may act and rely upon an Officer's Certificate.

14.7	Experts, Advisers and Agent

The Trustee may:

(a)	employ or retain legal counsel and advisors as may reasonably be required for the purpose of determining and discharging its duties and determining its rights under this Indenture and may act and rely on the opinion or advice of or information obtained from any legal counsel, advisors, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Company, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and shall not be responsible for any misconduct on the part of any of them and may pay proper compensation for all such legal and other advice or assistance as aforesaid. The costs of such services shall be added to and become part of the Trustee's remuneration hereunder; and

(b)	employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay remuneration for all services performed for it (and shall be entitled to receive full remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Company. The Company shall pay or reimburse the Trustee for any reasonable fees, expenses and disbursements of such counsel or advisors.
14.8	Trustee May Deal in Debentures

Subject to Sections 14.1 and 14.3, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

14.9	Trustee Not Ordinarily Bound

Except as provided in Section 9.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 14.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein imposed upon the Company or of the covenants on the part of the Company herein contained, nor in any way to supervise or interfere with the conduct of the Company's business, unless the Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 12, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

The Trustee is not required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee and, in the absence of any such notice, the Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, debentures, covenants, agreements, or conditions contained herein.

14.10	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

14.11	Trustee Not Bound to Act on Company's Request

Except as otherwise specifically provided in this Indenture, the Trustee shall not be bound to act in accordance with any direction or request of the Company until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine. The Trustee shall not be bound to do or give any notice or take any act, action, proceeding for the enforcement of any of the obligations of the Company under this Indenture unless and until it shall have received a request of the Debentureholders specifying the act, action or proceeding which the Trustee is requested to take, nor shall the Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee and, in the absence of any such notice, the Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, debentures, covenants, agreements, or conditions contained herein.

14.12	Conditions Precedent to Trustee's Obligations to Act Hereunder
(a)	The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee, its officers, directors, employees and agents, against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.
(b)	None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.
(c)	The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.
(d)	No duty shall rest with the Trustee to determine compliance of the transferor or transferee with applicable securities laws, and the Trustee shall be entitled to assume that all transfers are legal and proper.
14.13	Limitation of Trustee Liability
(a)	No duty shall rest with the Trustee to determine compliance of the transferor or transferee with Applicable Securities Legislation. The Trustee shall be entitled to assume that all transfers of Debentures are legal and proper.

(b)	Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or the Debenture Certificates (except the representation contained in Section 14.1 or in the certificate of the Trustee on the Debenture Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company.
(c)	Nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.
(d)	The Trustee shall not be appointed receiver or receiver manager of the assets of the Company.
(e)	The Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants herein contained or of any acts of any directors, officers, employees, trustees or servants of the Company.
(f)	The Trustee shall retain the right not to act and shall not be liable for refusing to act if, the Trustee, due to a lack of information or instructions, or otherwise in its sole judgment, acting reasonably, determines that such act is conflicting with or contrary to the terms of this Indenture or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body;
14.14	Authority to Carry on Business

The Trustee represents to the Company that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 14.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any of the provinces of Canada, either become so authorized or resign in the manner and with the effect specified in Section 14.2.

14.15	Compensation and Indemnity
(a)	The Company shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Company and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. Any fees and expenses of the Trustee in connection herewith shall be paid by the Company within 30 days of issuance of an invoice therefor and, if not so paid, shall bear interest at a rate per annum to the then-current rate of interest charged by the Trustee to its corporate clients. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b)	The Company hereby indemnifies and saves harmless the Trustee, its directors, officers, employees, and agents, and all of their respective representatives, heirs, successors and assigns (collectively in this and the next paragraph the "Indemnified Parties") against any loss, expenses, claim, proceedings, judgment, liability or asserted liability (including, without limiting the foregoing, expert, consultant and counsel fees and disbursements on a solicitor and client basis, arising from or in connection with any actions or omissions that the Trustee or they take pursuant to this Indenture, or is taken on advice and instructions given to the Trustee or them by the Company, or the Company's representatives, including the Company's legal counsel, or counsel consulted by the Trustee or them, and including strict liability and including costs and expenses of abatement and remediation of spills or releases of contaminants and including liabilities of the Indemnified Parties to third parties (including Governmental Authorities) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of:
(i)	the administration of the trust created hereby; or
(ii)	the exercise by the Trustee of any rights hereunder;

which result from or relate, directly or indirectly, to the breach or alleged breach of any Environmental Laws by the Company. For purposes of the previous paragraph, "liability" shall include (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants, (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party and (iii) liability of the Indemnified Party for damage suffered by the third party, (iv) liability of an Indemnified Party for damage to or impairment of the environment and (v) liability of an Indemnified Party for court costs, expenses of alternative dispute resolution proceedings, and fees and disbursements of expert consultants and legal counsel on a solicitor and client basis. This indemnity shall survive the resignation or removal of the Trustee and the termination or discharge of this Indenture.

(b)	In no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including but not limited to, loss of profit) irrespective of whether the Trustee was advised of the likelihood of such loss or damage and regardless of the form of action.

14.16	Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

14.17	Third Party Interests

Each party to this Indenture (in this paragraph referred to as a "representing party") hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee's prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

14.18	Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in noncompliance with any applicable anti-money laundering or anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti- terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days' prior written notice sent to the Company provided that (i) the Trustee's written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Trustee's satisfaction within such 10-day period, then such resignation shall not be effective.

14.19	Privacy Laws
(a)	The parties acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:
(i)	to provide the services required under this Indenture and other services that may be requested from time to time;
(ii)	to help the Trustee manage its servicing relationships with such individuals;
(iii)	to meet the Trustee's legal and regulatory requirements; and
(iv)	if Social Insurance Numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

(b)	Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Trustee shall make available on its website or upon request, including revisions thereto. The Trustee may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.
14.20	Force Majeure

No party shall be liable to the others, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, pandemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 14.20.

14.21	Tax Reports

The Trustee shall not be responsible for the preparation or filing of any reports or returns relating to federal, state, provincial or local income taxes with respect to this Indenture, other than in respect of the Trustee's compensation or for reimbursement of expenses.

Article 15
SUPPLEMENTAL INDENTURES

15.1	Supplemental Indentures
(a)	Subject to regulatory approvals, from time to time the Trustee and, when authorized by a resolution of the directors of Company, the Company, may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:
(i)	adding to the covenants of the Company herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;
(ii)	making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(iii)	evidencing the succession, or successive successions, of others to the Company and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;
(iv)	giving effect to any Extraordinary Resolution passed as provided in Article 12; and
(v)	for any other purpose not inconsistent with the terms of this Indenture.
(b)	Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Company and the Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be made in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, the Company and the Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Company providing for the issue of Debentures, provided that in the opinion of the Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

Article 16
EXECUTION AND FORMAL DATE

16.1	Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

16.2	Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of February 22, 2023 irrespective of the actual date of execution hereof.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.

i-80 GOLD CORP.

By:	(signed) "Ryan Snow"
Authorized Signing Officer

TSX TRUST COMPANY

By:	(signed) "Dalisha Dyal"
Authorized Signatory

By:	(signed) "Donald Crawford"
Authorized Signatory

Schedule "A"

FORM OF DEBENTURE

[DEBENTURES LEGEND]

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 23, 2023.

[Note: For Debentures issued to a U.S. Purchaser, this certificate will bear the following legend:

THE SECURITIES REPRESENTED HEREBY [IN THE CASE OF DEBENTURES: AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF i-80 GOLD CORP. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY: (1) RULE 144 THEREUNDER, IF AVAILABLE; OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN BOTH CASES, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR SUCH OTHER EVIDENCE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.]

A-2

No. •	$•

i-80 GOLD CORP.

(A corporation existing under the laws of the Province of British Columbia)

8.00% SECURED CONVERTIBLE DEBENTURE

DUE February 22, 2027

i-80 GOLD CORP. (the "Corporation") for value received hereby acknowledges itself indebted and, subject to the provisions of the Convertible Debenture Indenture (the "Indenture") dated as of February 22, 2023 between the Corporation and TSX TRUST COMPANY (the "Trustee"), promises to pay to _______________, the registered holder hereof on February 22, 2027 or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture (any such date, the "Maturity Date") the principal sum of • Dollars ($•) in lawful money of the United States on presentation and surrender of this Debenture at the office of the Trustee in Toronto, Ontario in accordance with and subject to the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from, and including, the date hereof, at the rate of 8.00% per annum (based on a year of 365 days), which shall be capitalized quarterly and payable on the Maturity Date; provided on the occurrence of an Event of Default, interest shall accrue at rate of 10.50%, compounded quarterly. For certainty, no cash interest payments are payable until the Maturity Date.

This initial debenture is one of the 8.00% Secured Convertible Debentures due 2027 (referred to herein as the "Debentures") of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The Debentures authorized for issue immediately are limited to an aggregate principal amount of $65,000,000 in lawful money of the United States, in connection with the Offering. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Subject to the terms and conditions of the Indenture, the outstanding principal amount of the Debentures shall be repaid by the Company to the Debentureholders on the Maturity Date with a payment equal to 100% of the outstanding principal sum.

The Company shall satisfy its Interest Obligation on the Debentures on the Interest Payment Date (including, for greater certainty, following conversion or upon maturity) by delivering cash to the Trustee. Notwithstanding the foregoing, the Debentureholders shall have the option to elect to convert all or any portion of the accrued and unpaid interest, including, for greater certainty, any interest earned on interest previously accrued and added to the outstanding principal amount of Debentures, into Common Shares at a conversion price equal to the lesser of (i) the Conversion Price, or (ii) the Current Market Price for Interest at the time of the conversion of such amounts owing, subject in each case to the approval of the applicable Stock Exchange.

A-3

Any part, being $1,000 or an integral multiple thereof, of the principal of this Debenture, provided that the principal amount of this Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this Debenture at the principal office of the Trustee in Toronto, Ontario, at any time following the Issue Date and prior to the close of business on the Business Day preceding the Maturity Date or, if called for repurchase pursuant to a Change of Control on the last Business Day immediately prior to the payment date, into common shares of the Corporation ("Common Shares") (without adjustment, except as otherwise described in the Indenture) at a conversion price of $3.38 per Common Share (the "Original Conversion Price"), all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion. If a Debenture is surrendered for conversion on the Interest Payment Date, the person or persons entitled to receive Common Shares in respect of the Debentures so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following the Interest Payment Date and, for clarity, any interest payable on such Debentures will be for the account of the holder of record of such Debentures at the close of business on the relevant interest record date.

Upon the occurrence of a Change of Control, the holders of the Debentures shall, in their sole discretion, have the right to require the Corporation to purchase the Debentures (the "Change of Control Purchase Option") at a price equal to 104% of the principal amount thereof plus accrued and unpaid interest on such principal up to (but excluding) the date the Debentures are so repurchased. If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Trustee have been surrendered for purchase pursuant to the Change of Control Purchase Option, the Corporation has the right to redeem all the remaining outstanding Debentures on the same date and at the same price.

The indebtedness, liabilities and obligations of the Company under this Indenture and under the Debentures, are direct, senior unsecured obligations of the Company ranking pari passu with all other current and future senior debt and other liabilities of the Company, and effectively subordinated to all current and future secured debt and other liabilities of the Company. The indebtedness, liabilities and obligations of the Company under this Indenture and under the Debentures will be guaranteed by the Limited Recourse Guarantor with recourse limited to a pledge of all present and future shares issued by the Guarantor. The indebtedness, liabilities and obligations of the Company under this Indenture and under the Debentures will be guaranteed by the Guarantor, and such guarantee shall be secured by a first ranking security interest in and to all of the Guarantor's present and future real and personal property, including the Project.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

A-4

The Indenture contains provisions disclaiming any personal liability on the part of holders of Common Shares and officers, directors and employees of the Corporation in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal offices of the Trustee in the City of Toronto and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Debenture for cancellation. Thereupon a new Debenture or Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

These Debentures and the Common Shares underlying these Debentures have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state of the United States. Such securities may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. Persons except in limited circumstances contemplated in the Indenture. If the certificate representing these Debentures contains a U.S. restrictive legend, then the certificates representing the Common Shares underlying these Debentures shall bear the same U.S. restrictive legend on such certificates.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.

Capitalized words or expressions used in this Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture. In the event of any inconsistency between the terms of this Debenture and the Indenture, the terms of the Indenture shall govern.

A-5

IN WITNESS WHEREOF, i-80 GOLD CORP. has caused this Debenture to be signed by its authorized representative as of February 22, 2023.

i-80 GOLD CORP.

By:
Name: Title:

A-6

TRUSTEE'S CERTIFICATE

This Debenture is one of the 8.00% Secured Convertible Debentures due February 22, 2027 referred to in the Indenture within mentioned.

Dated: February 22, 2023.

TSX TRUST COMPANY, as Trustee Toronto, Ontario, Canada

By:
Authorized Signatory

Countersigned this _______ day of ________________, 2023

Schedule "B"

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________, whose address and social insurance number, if applicable, are set forth below, this Debenture (or $ principal amount hereof*) of i-80 GOLD CORP. (the "Corporation") standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Debenture and does hereby irrevocably authorize and direct the transfer of such Debenture in such register, with full power of substitution in the premises.

Dated: ________________________________________________________________________

Address of Transferee: ____________________________________________________________
                                  ___________(Street Address, City, Province and Postal Code)_____________

Social Insurance Number of Transferee, if applicable: ______________________________________

*If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Debenture in a non-integral multiple of $1,000 by reason of your having exercised your right to exchange pursuant to your election to pursue the Change of Control Purchase Option, in which case such Debenture is transferable only in its entirety) to be transferred.

1.	In the case of Restricted Debentures, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):
☐(A)	the transfer is being made to the Corporation;
☐(B)	the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with any applicable local securities laws and regulations, and the holder has provided herewith a certificate in the form of Schedule "D" to the Indenture,
☐(C)	the transfer is being made pursuant to the exemption from the registration requirements of the U.S. Securities Exchange Act provided by (i) Rule 144 under the U.S. Securities Act, if available, or (ii) Rule 144A under the U.S. Securities Act, if available, and in accordance with applicable state securities laws, or
☐(D)	the transfer is being made in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws.
2.	In the case of a transfer in accordance with (C)(i) or (D) above, the Trustee and the Corporation shall first have received an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to the Corporation and to such effect. The transferee shall receive Restricted Debentures unless the transfer is in accordance with (B) or (C)(i) above, or unless the transferor delivers to the Corporation and the Trustee an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Trustee and the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

B-2

3.	The registered holder of these Debentures is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of these Debentures.
4.	In the case of Unrestricted Debentures, if the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of such securities is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Trustee an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to the Corporation to such effect. If such Debenture is transferred to, or for the account of benefit of, a U.S. Person or a person in the United States, the certificate representing these Debentures will bear a U.S. restrictive legend restricting the transfer of such securities under applicable U.S. federal and state securities laws.

If transfer is to a U.S. Person or a person in the United States, check this box.

DATED this _______ day of ________________, 20____.

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW))
)
)
	)	Signature of Transferor
)
)
Guarantor's Signature/Stamp	)	Name of Transferor
)

REASON FOR TRANSFER - For US Citizens or Residents only (where the individual(s) or corporation receiving the securities is a US citizen or resident). Please select only one (see instructions below).

☐ Gift	☐ Estate	☐ Private Sale	☐ Other (or no change in ownership)

B-3

CERTAIN REQUIREMENTS RELATING TO TRANSFERS - READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then-current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

☐	Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.
☐	Canada: A Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.
☐	Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED", "MEDALLION GUARANTEED" OR "SIGNATURE & AUTHORITY TO SIGN GUARANTEE", all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer with a "MEDALLION GUARANTEED" Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER - FOR US CITIZENS OR RESIDENTS ONLY

Consistent with U.S. IRS regulations, TSX Trust Company is required to request cost basis information from U.S. securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized but, rather, the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

B-4

ANNEX A TO FORM OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b) OR (c) OR (d)]

(a)	☐	a Restricted Uncertificated Debenture CUSIP
(b)	☐	an Unrestricted Uncertificated Debenture CUSIP
(c)	☐	a Restricted Physical Debenture
(d)	☐	an Unrestricted Physical Debenture

after the Transfer the Transferee will hold:

[CHECK ONE OF (e) OR (f) OR (g) OR (h)]

(e)	☐	a Restricted Uncertificated Debenture CUSIP
(f)	☐	an Unrestricted Uncertificated Debenture CUSIP
(g)	☐	a Restricted Physical Debenture
(h)	☐	an Unrestricted Physical Debenture in accordance with the terms of the Indenture.

in accordance with the terms of the Indenture.

Schedule "C"

CONVERSION FORM

TO:	i-80 GOLD CORP. c/o TSX Trust Company 100 Adelaide Street West, Suite 301 Toronto, Ontario M5H 4H1

The undersigned holder of the within Debentures hereby irrevocably elects to convert his or her Debentures of i-80 Gold Corp. (the "Company") (or $___________ principal amount thereof*) into Common Shares of the Company at the Conversion Price referred to in the attached Debenture Certificate (or such other applicable Conversion Price in effect from time to time) on the terms and conditions set forth in such certificate and the Indenture.

*       If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

If the certificate representing these Debentures contains a U.S. restrictive legend (a Restricted Physical Debenture or a Restricted Uncertificated Debenture), then the certificates representing the Common Shares underlying these Debentures shall bear the same U.S. restrictive legend on such certificates.

Once completed and executed, this Exercise Form must be mailed or delivered to i-80 GOLD CORP. c/o TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1, Attention: Corporation Actions.

DATED this _______ day of ________________, ______.

)
)
)
)
Witness	)	Signature of Debentureholder, to be same as
	)	appears on the face of this Debenture Certificate
)
)
	)	Name of Registered Debentureholder
)

[       ]       Please check this box if the securities are to be delivered at the office where these Debentures are surrendered, failing which the securities will be mailed.

Schedule "D"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	i-80 GOLD CORP. c/o TSX Trust Company 100 Adelaide Street West, Suite 301 Toronto, Ontario M5H 4H1

The undersigned (a) acknowledges that the sale of convertible debentures of i-80 GOLD CORP. (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) the undersigned is not an "affiliate" (as that term is defined in Rule 405 under the U.S. Securities Act) of the Corporation (other than an officer or director of the Corporation who is an affiliate solely by virtue of holding such position), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:

By:
Name: Title: